Exhibit 99.1

Notice of Annual & Special
Meeting of Shareholders

Management Proxy Circular
April 10, 2013

TSX: AUQ / NYSE: AUQ

April 10, 2013

Dear Shareholder:

On behalf of the Board of Directors and Management of AuRico Gold Inc., we would like to invite you to attend the annual and special meeting of shareholders:

Date:	Monday, May 13, 2013
Time:	10:00 a.m. (Toronto time)
Location:	One King West Hotel, 1 King Street West, Toronto, Ontario

2012 was a transformative year that marked the end of a two-year process to upgrade and streamline AuRico’s asset base. In conjunction with this process, changes have been made to the senior Management team and to some of our corporate governance practices. As further described in the enclosed management proxy circular, your Company has implemented a number of new measures to align ourselves with emerging best practices, including the elimination of stock option grants to directors, the introduction of performance share units (PSUs) to better align executive pay with the Company’s performance and the introduction of an inaugural Say on Pay vote.

Early in 2013, we completed a share buyback and decreased the number of issued and outstanding shares by 13%. We then declared a dividend for the first time in the Company’s history, which reflects the confidence that we have in the growth and sustainability of future operating cash flow.

The enclosed Management Proxy Circular contains information about voting instructions, the business of the meeting, the nominated directors, corporate governance practices and how the Company compensates its executives and directors. At the meeting, we will also discuss highlights from 2012 and some of our plans for the future. Management and many members of the Board of Directors will also be available to meet you and answer any questions that you may have.

Your participation in the affairs of the Company is important to us. Please take this opportunity to exercise your vote, either in person at the meeting or by completing and returning your proxy form.

We look forward to seeing you at the meeting.

Colin K. Benner	Scott G. Perry
Executive Chairman	President and Chief Executive Officer

PLEASE TAKE A MOMENT TO VOTE
YOUR PARTICIPATION IS IMPORTANT TO US

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TABLE OF CONTENTS

PART 1: VOTING INFORMATION	4
Who can vote?	4
How to vote?	4
Revoking Your Proxy	6
Processing Your Vote	7
Solicitation of Proxies	7
Electronic Delivery of Material	7

PART 2: BUSINESS OF THE MEETING	8
1. Receiving the Consolidated Financial Statements	8
2. Election of Directors	8
3. Appointment of Auditors	13
4. Approval of Amended and Restated Shareholder Rights Plan	14
5. Approval of Omnibus Long-Term Incentive Plan	16
6. Advisory Vote on Approach to Executive Compensation	24

PART 3: ABOUT AURICO	25
Corporate Governance Practices	25
Role of the Board of Directors	26
Director Independence	28
Committees of the Board	29

PART 4: DIRECTOR COMPENSATION	33

PART 5: EXECUTIVE COMPENSATION	38
Report of the Compensation Committee	38
Composition and Role of the Compensation Committee	39
Compensation Discussion and Analysis	41
2012 Total Direct Compensation	45
Incentive Plan Awards	53
Equity Ownership Requirement	54
Current Incentive Plans	55
Termination and Change in Control Benefits	61

PART 6: OTHER INFORMATION	62
Indebtedness of Directors and Executive Officers	62
Interest of Informed Persons in Material Transactions	62
Management Contracts	62
Other Matters	63
Additional Information	63
Approval of Directors	63

APPENDIX A: SUMMARY OF 2013 RIGHTS PLAN	64

APPENDIX B: BOARD MANDATE	71

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NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the “Meeting”) of the holders of common shares (the “Common Shares” and the holders of the Common Shares, the (“Shareholders”) of AuRico Gold Inc. (the “Company”) will be held at One King West Hotel, 1 King Street West, Toronto, Ontario, on Monday, May 13, 2013, at 10:00 a.m. (Toronto time), in order to:

i.	Receive and consider the consolidated financial statements of the Company for its financial year ended December 31, 2012, and the auditors’ report thereon;

ii.	Elect the Company’s directors who will serve until the next annual meeting of Shareholders;

iii.	Appoint KPMG LLP, Chartered Accountants, as auditors for the Company, and to authorize the directors of the Company to set the auditors’ remuneration;

iv.

Consider and, if deemed advisable, pass an ordinary resolution of Shareholders, approving and ratifying the amended and restated shareholder rights agreement between the Company and Computershare Investor Services Inc., dated August 19, 2010;

v.

Consider and, if deemed advisable, pass an ordinary resolution of Shareholders approving the omnibus long-term equity incentive plan of the Company which would have the effect of amending and restating the Company’s stock option plan and deferred share unit plan and implementing a performance share unit plan and restricted share unit plan;

vi.	Consider and, if deemed advisable, pass a non-binding, advisory resolution accepting the Company’s approach to executive compensation; and

vii.	Transact such other business as may properly be brought before the Meeting or adjournment thereof.

The accompanying management proxy circular (the “Circular”) forms part of this Notice and provides additional information relating to the matters to be dealt with at the Meeting, including the text of the resolutions relating to the matters set forth in items iv. to vi. above.

You are entitled to vote at the Meeting and any postponement or adjournment thereof if you owned Common Shares of the Company at the close of business on April 10, 2013 (the record date). For information on how you may vote, please refer to Part 1 of this Circular.

Toronto, Ontario
April 10, 2013

By Order of the Board of Directors,

Colin K. Benner
Executive Chairman

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MANAGEMENT PROXY CIRCULAR

This management proxy circular (the “Circular”) is provided in connection with the solicitation of proxies by the management (“Management”) of AuRico Gold Inc. (the “Company” or “AuRico”) for use at the annual and special meeting (the “Meeting”) of the holders of common shares of the Company (the “Common Shares” and the holders of the Common Shares, the “Shareholders”) to be held on Monday, May 13, 2013 at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof. Unless otherwise noted, information in this Circular is given as at April 10, 2013.

Part 1: VOTING INFORMATION

Who can vote?

Registered and beneficial shareholders

You have the right to vote if you owned Common Shares of the Company on April 10, 2013, which is known as the record date. Each Common Share you own entitles you to one vote.

You are a registered shareholder if the Common Shares are registered in your name. This means that your name appears in the shareholders’ register maintained by our transfer agent, Computershare Investor Services Inc. You are a non-registered (or beneficial) shareholder if your bank, trust company, securities broker or other financial institution or intermediary (your nominee) holds your Common Shares for you in a nominee account.

Common shares outstanding and principal holders of our Common Shares

On April 10, 2013, the Company had 246,774,879 Common Shares issued and outstanding.

Management is not aware of any person who beneficially owns, directly or indirectly, or exercises control or direction over 10% or more of our voting shares other than Wellington Management Company LLP, which reported owning 31,719,324 Common Shares representing 12.9% of the Company’s issued and outstanding Common Shares as of February 28, 2013.

How to vote?

You can vote in person or by proxy. Voting by proxy means you are giving someone else the authority to attend the Meeting and vote your shares for you (called your proxyholder).

Completing the proxy form

This package includes either a proxy form (for registered holders) or voting instruction form (for beneficial holders) that includes the names of AuRico officers or directors who are proxyholders. When you vote by proxy, you are giving them the authority to vote your shares for you according to your instructions. If you return your proxy form or voting instruction form and do not specify how you want to vote your shares, one of these officers will vote your shares for the items.

You can also appoint someone else to be your proxyholder. Print his or her name in the space provided on the form, or by completing another proxy form. The person does not need to be a shareholder. Your vote can only be counted if he or she attends the meeting and votes on your shares according to your instructions. If you do not specify how you want to vote your shares, your proxyholder can vote as he or she sees fit.

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Your proxyholder will vote according to your instructions on these items and on any ballot that may be called for. If there are changes or new items, your proxyholder has the discretionary authority to vote your shares on these items as he or she sees fit.

Returning your proxy form

To be effective, we must receive your completed proxy form or voting instruction no later than 5:00 p.m. (Toronto time) on May 9, 2013.

If the meeting is postponed or adjourned, we must receive your completed form by 5:00 p.m. (Toronto time), two full business days before the time of the adjourned or postponed meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting at his discretion and he is under no obligation to accept or reject a late proxy. The Chairman of the Meeting may waive or extend the proxy cut-off without notice.

Exercise of discretion

With respect to matter specified in the proxy, if no voting instructions are provided, the nominees named in the accompanying form of proxy will vote Common Shares represented by the proxy FOR the approval of such matter.

The nominee named in your proxy form will vote or withhold from voting in accordance with your instructions on any ballot that may be called for. The proxy will confer discretionary authority on the nominee with respect to matters identified in the proxy form for which a choice is not specified and any other matter that may properly come before the Meeting or any postponement or adjournment thereof, whether or not the matter is routine and whether or not the matter is contested.

As of the date of this Circular, Management is not aware of any amendment, variation or other matter that may come before the Meeting. If any amendment, variation or other matter properly comes before the Meeting, the nominee intends to vote in accordance with the nominee’s best judgment.

Registered shareholders

Registered shareholders can vote by proxy or in person in one of the following ways:

Voting by proxy

Telephone

Call 1-866-732-8683 toll-free or 1-312-588-4290 direct and follow the instructions. You will need your control number, which appears below your name and address on the proxy form.

Internet

Go to www.investorvote.com and follow the instructions on screen. You will need your control number, which appears below your name and address on the proxy form.

Fax

Complete both sides of the proxy form, sign and date it and fax both sides to our transfer agent, Computershare, Attention: Proxy Department, at 1-416-263-9524 or 1-866-249-7775 (North America).

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Mail

Complete, sign and date the form and return it in the envelope provided, or send it to: Computershare Investor Services Inc., Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Canada.

By appointing someone to attend in person

This person does not need to be a shareholder. Strike out the two names that are printed on the form and print the name of the person you are appointing as your proxyholder in the space provided. Complete your voting instructions, sign and date the form. Make sure the person you are appointing is aware that he or she has been appointed and attends the meeting on your behalf. Your proxyholder should see a representative of Computershare when he or she arrives at the meeting.

Attending the meeting in person

When you arrive at the meeting, see a representative of Computershare to register your attendance. Voting in person will automatically cancel any completed proxy form you previously submitted.

Non-registered shareholders

Non-registered or beneficial shareholders have two ways to vote:

Voting instruction form

If you received a voting instruction form from Computershare or from your nominee, follow the instructions provided on the form. Complete the form and choose the method you prefer for submitting your voting instructions. If you return your form and do not specify how you want to vote your shares, the AuRico officers named in the form will vote your shares for the items.

Attending the meeting in person

When you arrive at the meeting, see a representative of Computershare. You can vote your shares in person at the meeting if you advise your nominee to appoint you as proxyholder. Print your name in the blank space provided on the voting instruction form and follow the instructions provided by your nominee. You do not need to complete the rest of the form because your vote will be taken and counted at the meeting.

Revoking Your Proxy

Registered shareholders

You can revoke a vote you made by proxy in one of three ways:

1.	Complete a new proxy form that is dated later than the proxy form you want to revoke, and then mailing it to Computershare, so they receive it by 5:00 p.m. (Toronto time) on May 9, 2013;

2.	Send a notice in writing from you or your attorney to our Corporate Secretary by 5:00 p.m. (Toronto time) on May 9, 2013; or

3.	Provide a notice in writing from you or your attorney to the Chairman of the meeting at the meeting or, if it is adjourned, when the meeting resumes.

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Non-registered shareholders

You can revoke your voting instructions by sending a note in writing to your nominee at least seven days before the meeting.

Follow this same process if you want to waive the right to receive meeting materials or to vote.

Processing Your Vote

Non-registered shareholders receive proxy materials either directly from our transfer agent (Computershare), or from their nominee.

If you received the materials directly from our transfer agent, we assume responsibility for delivering these materials and executing your proper voting instructions. Personal information like your name, address and the number of shares you own has been obtained from your nominee according to the securities laws that apply. If you received the materials from your nominee, they assume responsibility for delivering the materials and executing your voting instructions.

All resolutions placed before the Meeting will be ordinary resolutions requiring the approval of a simple majority of the votes cast for each resolution.

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may also be solicited personally by telephone by regular employees of the Company for which no additional compensation will be paid. In addition, AuRico has retained Phoenix Advisory Partners to assist in the solicitation of proxies by mail and telephone in the United States and Canada for estimated fees of $25,000. The costs of preparing, assembling and mailing this Circular, the Notice of Meeting, the proxy form, the voting instruction form and any other material relating to the Meeting and the cost of soliciting proxies will be paid by AuRico. The Company will reimburse Phoenix Advisory Partners and other third parties for costs incurred by them in mailing soliciting materials to the beneficial shareholders of Common Shares.

Electronic Delivery of Material

You have the option to receive certain disclosure documentation from AuRico electronically, by email notification inviting you to access documentation online at www.sedar.com or in the “Investor Information” section of AuRico’s website at www.auricogold.com. Delivery in electronic format, rather than paper, reduces costs to the Company and benefits the environment.

Registered shareholders can consent to electronic delivery by completing and returning the consent form accompanying this Circular to Computershare Investor Services Inc. Non-registered holders can consent to electronic delivery by completing and returning the appropriate form received from their intermediary. If you do not consent to receive documentation through email notification, you will continue to receive documentation by mail.

If you wish to receive (or continue to receive) quarterly financial statements and Management’s discussion and analysis (“MD&A”) by mail during 2013, you must check the appropriate box on the form of proxy (if you are a registered shareholder) or voting instruction form (if you are a non-registered shareholder). If you do not make this request, quarterly reports will not be sent to you. Financial results are announced by media release, and the financial statements and MD&A are available on the Company’s website at www.auricogold.com. Some households may receive multiple copies of the Company’s annual financial statements and MD&A in Shareholder mailings as a result of having multiple registered Shareholders residing at that address.

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PART 2: BUSINESS OF THE MEETING

The Meeting will be held in order to:

i.	Receive and consider the consolidated financial statements of the Company for its financial year ended December 31, 2012, and the auditors’ report thereon;

ii.	Elect the Company’s directors who will serve until the next annual meeting of Shareholders;

iii.	Appoint KPMG LLP, Chartered Accountants, as auditors for the Company, and to authorize the directors of the Company to set the auditors’ remuneration;

iv.

Consider, and if deemed advisable, pass an ordinary resolution of Shareholders, approving and ratifying the amended and restated shareholder rights agreement between the Company and Computershare Investor Services Inc., dated August 19, 2010;

v.

Consider, and if deemed advisable, pass an ordinary resolution of Shareholders approving the omnibus long-term incentive plan of the Company which would have the effect of amending and restating the Company’s stock option plan and deferred share unit plan and implementing a performance share unit plan and restricted share unit plan;

vi.	Consider, and if deemed advisable, pass a non-binding, advisory resolution accepting the Company’s approach to executive compensation; and

vii.	Transact such other business as may properly be brought before the Meeting or adjournment thereof.

1. Receiving the Consolidated Financial Statements

Our audited consolidated financial statements for the year ended December 31, 2012 and the report of the Auditors thereon will be placed before the Meeting. These audited consolidated financial statements form part of our 2012 Annual Report. Copies of the 2012 Annual Report may be obtained from the Corporate Secretary upon request and will be available at the Meeting. The Company’s consolidated financial statements for the year ended December 31, 2012 are also available on AuRico’s website at www.auricogold.com, on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the and on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

2. Election of Directors

The Company’s Policy on Majority Voting

AuRico has adopted a majority voting policy as part of its corporate governance guidelines pursuant to which any nominee proposed for election as a director in an uncontested election who receives, from the shares voted at the meeting in person or by proxy, a greater number of shares withheld than shares voted in favour of their election, must promptly tender his or her resignation to the Chairman of the Board, to take effect on acceptance by the Board of Directors of the Company (the “Board” or the “Board of Directors”). The Nominating and Corporate Governance Committee will promptly meet to consider the director’s offer to resign and make a recommendation to the Board on whether to accept it. The Board will have 90 days from the date of the shareholders meeting to make a final decision and announce it by way of press release. The director will not participate in any Committee or Board deliberations on the resignation offer.

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Nominees for the Board of Directors

It is proposed that the nine individuals listed below be nominated for election as directors of AuRico to hold office until the next annual meeting or until their successors are elected or appointed. All of the proposed nominees are currently directors of AuRico and have been directors since the dates indicated below. The Articles of the Company provide for a minimum of 3 and a maximum of 9 directors.

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote FOR the election of the following proposed nominees:

Colin K. Benner	Mark J. Daniel	Scott G. Perry
Luis M. Chavez	Patrick D. Downey	Ronald E. Smith
Richard M. Colterjohn	Alan R. Edwards	Joseph G. Spiteri

If any proposed nominee is unable to serve as a director or withdraws his name, the individuals named in your form of proxy or voting instruction form reserve the right to nominate and vote for another individual in their discretion.

We expect all of our directors to demonstrate leadership and integrity and to conduct themselves in a manner that reinforces our core values and culture of transparency. Above all, we expect that all directors will exercise their good judgment in a manner that keeps the interests of shareholders at the forefront of decisions and deliberations. Each candidate must have a demonstrated track record in several of the skills and experience requirements contained in a corporate skills matrix (described below) and deemed important for a balanced and effective Board.

Six of the nine nominated directors are independent, as determined by the Board, which means they are independent of Management and free from conflict of interest. A nominated director is not independent if he has a direct or indirect relationship that the Board believes could reasonably be expected to interfere with his ability to exercise independent judgment. Mr. Perry, the Company’s President and CEO, and Mr. Chavez, the Company’s Senior Vice President, Mexican Operations are not independent. Mr. Benner was independent at the time of the last meeting of Shareholders but he lost his independence when he agreed to serve as Executive Chairman for an interim period, following the unexpected resignation of Mr. Marion as President and CEO in September 2012.

Director Profiles

Colin K. Benner, 68

Mr. Colin Benner, P.Eng, is the Executive Chairman and has more than 40 years of international mining experience. Most recently, he was Interim CEO of HudBay Minerals Inc., Executive Chairman of PBS Coals Limited, Vice Chairman and CEO of Skye Resources and previously Vice Chairman and CEO of Lundin Mining Corporation as well as EuroZinc Mining Corporation.

Vancouver,
British Columbia,
Canada

Director and Chairman	Mr. Benner is also a Registered ICD.D.
since April 12, 2010
Areas of Expertise
Executive Chairman since	Strategy and Leadership, Operations and Exploration, Metals and Mining, Finance, Public Policy, Human Resources and International Business
July 17, 2012

Not Independent

Securities Held	Member (1)	Meeting Attendance in 2012
Shares: 21,282	Board	19 of 19
Options: 350,000	Sustainability Committee	1 of 1
DSUs: 19,416
	Other Directorships	Duration
	Dalradian Resources Inc.	July 2010 - Present
	Mercator Minerals Ltd.	June 2011 - Present
	Lundin Mining Corporation	October 2006 - Present
	Delta Gold Corporation	February 2013 - Present
	Corsa Coal Corporation	May 2009 - Present

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Luis M. Chavez, 58

Dr. Luis Chavez, MSc. PhD, is the Senior Vice President, Mexico and Director. Prior to that, he was the Company’s Director, Mexican Operations. Dr. Chavez has 35 years of mining experience and previously served as General Director of the Mexican Geological Survey, Energy and Mines Director for Coahuila State, Secretary General for the Mexican Mining Directors and was President of the Mexican Institute for Environmental Management. He holds a MSc. in Mineral Economics, and a PhD in Energy and Mineral Economics.

Hermosillo, Sonora,
Mexico

Director since
July 16, 2007

Not Independent
Areas of Expertise
Strategy and Leadership, Operations and Exploration, Metals and Mining, Public Policy and International Business

Securities Held	Member	Meeting Attendance in 2012
Shares: 49,800	Board	16 of 19
Options: 147,500
	Other Directorships	Duration
	None	N/A

Richard M. Colterjohn, 55

Mr. Richard Colterjohn, B. Com., MBA, is an independent director with more than 20 years of experience in the mining sector, as an investment banker, director and operator. Mr. Colterjohn is currently a Managing Partner of Glencoban Capital Management Inc. He was founder and CEO of Centenario Copper Corporation and previously served as a Managing Director of UBS Warburg and UBS Bunting. Mr. Colterjohn holds a B. Com. and an M.B.A. degree.

Toronto, Ontario,
Canada

Director since
April 12, 2010

Independent
Areas of Expertise
Strategy and Leadership, Metals and Mining, Finance, Public Policy, Accounting and International Business

Securities Held	Member	Meeting Attendance in 2012
Shares: 250,000	Board	17 of 19
Options: 125,000	Audit Committee	5 of 5
DSUs: 22,908	Nominating and Corporate	2 of 2
Governance Committee (Chair)

	Other Directorships	Duration
	Roxgold Inc.	September 2012 - Present
	MAG Silver Corp.	October 2007 - Present

Mark J. Daniel, 66

Mr. Mark Daniel, PhD, is an independent director with more than 35 years of international experience. Most recently, Mr. Daniel was Vice President, Human Resources for Vale Canada (formerly Inco Limited). Prior to that, Mr. Daniel worked with the Bank of Canada and a number of other federal agencies prior to joining the Conference Board of Canada. Mr. Daniel holds a PhD in economics.

Toronto, Ontario,
Canada

Director since
October 26, 2011

Independent	Areas of Expertise
Strategy and Leadership, Human Resources and International Business

Securities Held	Member	Meeting Attendance in 2012
Shares: 9,226	Board	16 of 19
Options: 162,050	Compensation Committee (Chair)	6 of 6
DSUs: 4,264	Nominating and Corporate	1 of 1
Governance Committee

	Other Directorships	Duration
	None	N/A

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Patrick D. Downey, 69

Mr. Patrick Downey, CPA CA, ICD.D, is a corporate director involved in the copper and gold mining industry throughout most of his 35 year career. Mr. Downey was an executive and director for several public resource companies and the Chief Financial Officer of Northgate Minerals Corp. for four years, retiring as President and CEO in 1994. He is certified by the Institute of Corporate Directors and a member of the Ontario Chapter of the Canadian Institute of Chartered Accountants. He holds a Hons. B. Comm. degree from Laurentian University.

Wasaga Beach, Ontario,
Canada

Director since October
26, 2011

Independent

Areas of Expertise
Strategy and Leadership, Operations and Exploration, Metals and Mining, Finance, Accounting and International Business

Securities Held	Member	Meeting Attendance in 2012
Shares: 12,269	Board	19 of 19
Options: 209,500	Audit Committee	5 of 5
DSUs: 4,264	Nominating and Corporate	2 of 2
Governance Committee

	Other Directorships	Duration
	Minco Plc	September 2011 - Present

Alan R. Edwards, 55

Mr. Alan Edwards is an independent director with over 30 years of international mining experience. Mr. Edwards is currently the CEO of Oracle Mining Corporation and previously was President and Chief Executive Officer and Director of Copper One Inc. Prior to that, he held positions as Chief Executive Officer and Director of Frontera Copper Corporation, and Executive VP and Chief Operating Officer of Apex Silver Mines Corporation. Mr. Edwards holds a BSc. in Mining Engineering and an MBA.

Morrison, Colorado,
United States

Director since May 13,
2010

Independent
Areas of Expertise
Strategy and Leadership, Operations and Exploration, Metals and Mining, Public Policy and International Business

Securities Held	Member	Meeting Attendance in 2012
Shares: 10,382	Board	18 of 19
Options: 125,000	Compensation Committee	6 of 6
DSUs: 7,977	Sustainability Committee (Chair)	3 of 3

	Other Directorships	Duration
	Oracle Mining Corp.	October 2011 - Present
	AQM Copper Inc.	September 2011 - Present
	Entree Gold Inc.	March 2011 - Present
	U.S. Silver & Gold Inc.	June 2011 - Present

Scott G. Perry, 36

Mr. Scott Perry is the President, Chief Executive Officer and Director of the Company. Prior to assuming this role he served as AuRico’s Executive Vice President and Chief Financial Officer. Prior to joining AuRico, he was the Chief Financial Officer (seconded from Barrick Gold Corporation) for Highland Gold Mining Ltd., and prior to that he held increasingly senior financial roles with Barrick. Mr. Perry holds a Bachelor of Commerce degree as well as a CPA designation.

Toronto, Ontario,
Canada

Director since
September 3, 2012

Not Independent
Areas of Expertise
Strategy and Leadership, Operations and Exploration, Metals and Mining, Finance, Public Policy, Human Resources, Accounting and International Business

Securities Held	Member(2)	Meeting Attendance in 2012
Shares: 111,965	Board	7 of 7
Options: 650,844
DSUs: 51,872	Other Directorships	Duration
PSUs: 63,559(3)	Lachlan Star Limited	September 2011 - Present

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Ronald E. Smith, 62

Mr. Ronald Smith, BBA, FCA, ICD.D, is an independent director with over 40 years of experience in the financial, telecommunications and energy sectors. Most recently, Mr. Smith was Senior Vice President and Chief Financial Officer of Emera Incorporated. Prior to that, he was Chief Financial Officer with Maritime Tel and Tel Ltd. Mr. Smith was formerly a Partner of Ernst & Young and holds a CA designation.

Yarmouth, Nova Scotia,
Canada

Director since May 15,
2009

Independent	Areas of Expertise
Strategy and Leadership, Finance, Public Policy, Accounting and Human Resources

Securities Held	Member	Meeting Attendance in 2012
Shares: 5,927	Board	18 of 19
Options: 125,000	Audit Committee (Chair)	5 of 5
DSUs: 16,530	Compensation Committee	6 of 6

	Other Directorships	Duration
	Pro Real Estate Investment Trust	March 2013 - Present

Joseph G. Spiteri, 59

Mr. Joseph Spiteri is an independent director with over 35 years of international mining experience. Mr. Spiteri is an independent mining consultant focused on advanced-stage exploration, feasibility, construction, operations management and acquisitions. Prior to that Mr. Spiteri held executive positions with Placer Dome Incorporated, Northgate Explorations Limited, Lac Minerals Limited and Campbell Resources Incorporated. He holds a BSc. from the University of Toronto.

Acton, Ontario,
Canada

Director since May 25,
2012

Independent
Areas of Expertise
Strategy and Leadership, Operations and Exploration, Metals and Mining and International Business

Securities Held	Member (4)	Meeting Attendance in 2012
Shares: 10,080	Board	12 of 12
Options: 100,000	Sustainability Committee	2 of 2
DSUs: 3,269

	Other Directorships	Duration
	Marathon Gold Corporation	April 2010 - Present
	Roxgold Inc.	September 2012 - Present

Notes:
(1)	Mr. Benner joined the Sustainability Committee on November 9, 2012. He attended the 1 committee meeting held since that date.
(2)	Mr. Perry joined the Board of Directors on September 3, 2012. He attended each of the 7 Board meetings held since that date.
(3)	PSUs were issued to Mr. Perry on February 7, 2013, subject to ratification by Shareholders at the Meeting.
(4)	Mr. Spiteri previously served as a member of the Board of Directors from May 2010 to October 2011.

Corporate Cease Trade Orders or Bankruptcies

Mr. Benner was formerly a director of Tahera Diamond Corporation, a diamond mining company that was listed on the Toronto Stock Exchange. In 2008, the Ontario Superior Court of Justice issued an order granting Tahera and its subsidiary creditor protection under Canada’s Companies’ Creditors Arrangement Act.

2012 Board and Committee Meetings and Attendance Levels

Regular Board and Committee meetings are set one to two years in advance, and special meetings are scheduled as required. Directors are expected to attend all Board and Committee meetings. Directors are encouraged to attend meetings in person, but they may also participate by teleconference. The Executive Chairman and Lead Director monitor attendance levels and they have a duty to address attendance concerns should they arise.

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Individual meeting attendance of each nominee proposed for election as director is reported above. Below is a summary of attendance by all Directors at Board and Committee meetings held during 2012.(1)

Board/Committee	Number of Meetings	Attendance at all Meetings
Board	19	93%
Audit Committee	5	100%
Sustainability Committee	3	100%
Compensation Committee	6	100%
Nominating and Corporate Governance Committee	2	100%
Total number of meetings held	35	95%

Notes:
(1)	Includes Mr. René Marion, who ceased to be a director on September 3, 2012.

3. Appointment of Auditors

The Board proposes that the firm of KPMG LLP, Chartered Accountants, of Toronto, Ontario, be appointed as auditors of AuRico to hold office until the next annual meeting of Shareholders and that the Board be authorized to set the auditors’ remuneration.

As part of the Company’s corporate governance practices, the Audit Committee has adopted a Policy on Pre-Approval of Audit, Audit-Related and Non-Audit Services for the pre-approval of services performed by AuRico’s auditors. The objective of this policy is to specify the scope of services permitted to be performed by the Company’s auditors and to ensure that the independence of the Company’s auditors is not compromised through engaging them for other services. All services provided by the Company’s auditors are pre-approved by the Audit Committee as they arise or through an annual pre-approval of amounts for specific types of services. All services performed by AuRico’s auditors comply with the Policy on Pre-Approval of Audit, Audit-Related and Non-Audit Services, and professional standards and securities regulations governing auditor independence.

Aggregate fees paid to AuRico’s auditors relating to the fiscal years ended December 31, 2012 and 2011 were as follows:

Fees in Canadian dollars	2012(4)	2011(4)
Audit fees(1)	$800,530	$895,540
Audit-related fees(2)	$Nil	$Nil
Tax fees(3)	$237,990	$184,385
All other fees	$Nil	$Nil
Total	$1,038,520	$1,079,925

Notes:
(1)	The aggregate fees billed for audit services, including fees relating to the review of quarterly financial statements, statutory audits of the Company’s subsidiaries.
(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the “Audit Fees” row.

(3)	The aggregate fees billed for tax compliance, tax advice and tax planning services.
(4)

For the years ended December 31, 2011 and December 31, 2012, none of the Company’s audit-related fees, tax fees or all other fees described in the table above made use of the de minimis exception to pre-approval provisions contained in Rule 2-01 (c)(7)(i)(C) of SEC Regulation S-X or Section 2.4 of NI 52-110.

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote FOR the appointment of KPMG LLP, Chartered Accountants as auditor of AuRico until the close of the next annual general meeting of shareholders and to authorize the directors to fix their remuneration.

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4. Approval of Amended and Restated Shareholder Rights Plan

At the Meeting, Shareholders will be asked to reconfirm and approve an Amended and Restated Shareholder Rights Plan. As explained in greater detail below, the Company first implemented a shareholder rights plan in 2010. The 2013 Rights Plan (as defined below) is not being adopted in response to or in anticipation of any pending or threatened take-over bid.

Rights Plan Fundamentals

A rights plan is a common mechanism used by public companies to encourage the fair and equal treatment of all shareholders in the face of a take-over initiative, and to give a board more time to identify, develop and negotiate value-enhancing alternatives, if considered appropriate by the board in the circumstances.

Under a rights plan, rights to purchase common shares are issued to all shareholders. Initially, the rights are not exercisable. However, if a person or group proceeds with a take-over bid for 20% or more of the target company’s shares that does not meet the “permitted bid” criteria contained in the plan and the rights plan is triggered, the rights (other than those owned by the person or group making the bid) become exercisable for shares at half the market price at the time of exercise, causing substantial dilution and making the take-over bid uneconomical.

AuRico’s Rights Plan

The Company first implemented a shareholder rights plan with Shareholder approval in 2010 (the “2010 Rights Plan”). The Board has determined that it is in the best interests of the Company to continue the rights plan for another three-year term, and has approved an amended and restated shareholder protection rights plan (the “2013 Rights Plan”) to be presented to Shareholders for reconfirmation at the Meeting. A summary of the terms and conditions of the 2013 Rights Plan is set out in Appendix “A” to this Circular and the text of the Shareholders’ resolution to approve the 2013 Rights Plan (the “Rights Plan Resolution”) is set out below. A copy of the 2013 Rights Plan can be requested from the Corporate Secretary.

The Company has reviewed the 2013 Rights Plan for conformity with current practices of other Canadian companies. The Company believes that the 2013 Rights Plan preserves the fair treatment of Shareholders, is consistent with current best Canadian corporate practice and addresses institutional investor guidelines. As there have been few changes to Canadian rights plan provisions since the 2010 Rights Plan was approved, the 2013 Rights Plan generally contains the same terms and conditions as the 2010 Rights Plan.

The 2013 Rights Plan does not reduce the duty of the Board to act honestly, in good faith and in the best interests of the Company, and to act on that basis if any offer is made.

The 2013 Rights Plan is not intended to and will not entrench the Board. The 2013 Rights Plan does not interfere with the legal rights of Shareholders to change the Board through proxy voting mechanisms, it does not create dilution unless the 2013 Rights Plan is triggered and it does not change the way in which Common Shares trade.

Purpose of the 2013 Rights Plan

The objectives of the 2013 Rights Plan are to encourage the fair treatment of all Shareholders in connection with any initiative to acquire control of the Company, to ensure, to the extent possible, that the Shareholders and the Board have adequate time to consider and evaluate any unsolicited take-over bid made for all or a portion of the outstanding shares of the Company, and to ensure, to the extent possible, that the Board has adequate time to identify, develop and negotiate value-enhancing alternatives, as appropriate.

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Take-overs do not always result in shareholders receiving fair or equal treatment or full or maximum value for their investment. Take-over bids may be discriminatory or coercive and may be initiated at a time when the board of directors of a target company needs more time to respond. The purpose of the 2013 Rights Plan is to address the following concerns that are widely held to be inherent in the provisions of current securities laws governing take-over bids in Canada.

1. Time

Many believe that the 35-day minimum bid period allowed by Canadian securities laws is not enough time for the board of directors of the target company to evaluate a take-over bid, explore, develop and pursue alternatives which it believes may be preferable to the take-over bid or which could maximize Shareholder value, and make reasoned recommendations to the Shareholders. Under the 2013 Rights Plan, a permitted bid must remain open for 60 days after the offer date of the bid rather than the statutory minimum of 35 days, and then for another 10 business days following public announcement that more than 50% of the outstanding shares held by independent shareholders have been deposited or tendered and not withdrawn for purchase by the bidder.

2. Pressure to Tender

Shareholders may feel pressure to tender to a take-over bid that they think is inadequate because otherwise, they might be left with minority shares that are discounted or hard to sell. This is of particular concern in circumstances where the bidder can gain a control position without acquiring all of the shares, by making a partial bid (for less than all of the shares) or by waiving a minimum tender condition. Under the 2013 Rights Plan, a permitted bid must remain open for another 10 business days after the expiry of the minimum take-over bid period following public announcement that more than 50% of the outstanding shares held by independent shareholders have been deposited or tendered and not withdrawn for purchase by the bidder. This permits a Shareholder to accept the bid after a majority of the independent shareholders have decided to accept the bid, and lessens concern about undue pressure to tender to the bid.

3. Unequal Treatment of Shareholders

Under Canadian securities laws, a bidder can gain control or effective control of the Company without paying full value, without obtaining Shareholder approval and without treating all of the Shareholders equally. For example, a bidder could acquire blocks of shares by private agreement from one or a small group of Shareholders at a premium to market price which is not shared with the other Shareholders. In addition, a person could slowly accumulate shares through stock exchange acquisitions which may result, over time, in an acquisition of control or effective control without paying a control premium or without sharing of any control premium among all Shareholders fairly. These are generally known as creeping bids. Under the 2013 Rights Plan, in order to meet the permitted bid criteria, any person or group offering to acquire 20% or more of the Company’s shares must make the offer to all Shareholders on the books of the Company.

Effect of the 2013 Rights Plan

The 2013 Rights Plan is not intended to and will not prevent take-over bids that are equal or fair to Shareholders. For example, Shareholders may tender to a bid that meets the “permitted bid” criteria set out in the 2013 Rights Plan without triggering the 2013 Rights Plan, even if the Board does not feel the bid is acceptable. Even in the context of a bid that does not meet the “permitted bid” criteria, the Board must consider every bid made, and must act in all circumstances honestly and in good faith with a view to the best interests of the Company.

Furthermore, any person or group that wishes to make a take-over bid for the Company may negotiate with the Board to have the 2013 Rights Plan waived or terminated, subject in both cases to the terms of the 2013 Rights Plan, or may apply to a securities commission or court to have the 2013 Rights Plan terminated. Both of these approaches provide the Board with more time and control over the process to enhance Shareholder value, lessen the pressure upon Shareholders to tender to a bid and encourage the fair and equal treatment of all independent shareholders in the context of an acquisition of control.

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Confirmation by Shareholders

If the Rights Plan Resolution is approved at the Meeting, the 2013 Rights Plan will take effect. If the Rights Plan Resolution is not approved at the Meeting, the 2010 Rights Plan and the outstanding rights will terminate, and the 2013 Rights Pan will not take effect. The Board reserves the right to alter any terms of or not to proceed with the 2013 Rights Plan at any time prior to the Meeting in the event that the Board determines, in light of subsequent developments, that to do so is in the best interests of the Company and its Shareholders.

Under the terms of the 2013 Rights Plan, the Rights Plan Resolution must be passed by a majority of the votes cast thereon by Shareholders present in person or represented by proxy at the Meeting. The full text of the proposed ordinary resolution approving the 2013 Rights Plan is as follows:

“BE IT RESOLVED THAT

1.

The shareholder rights plan of the Company be continued, and the Amended and Restated Shareholder Rights Plan Agreement to be entered into between the Company and Computershare Investor Services Inc., as rights agent (the “2013 Rights Plan”), which amends and restates the Shareholder Rights Plan Agreement dated as of August 18, 2010, between the Company and Computershare Investor Services Inc., as rights agent, and which confirms shareholder protection rights to holders of Common Shares that are outstanding at the Record Time (as defined in the 2013 Rights Plan) on the terms set out in the 2013 Rights Plan, and continues the issuance of the Rights thereafter to holders of newly issued Common Shares until the termination or expiration of the 2013 Rights Plan, be and is hereby reconfirmed and approved; and

2.

Any one of the officers of the Company be and is hereby authorized to perform all such acts, execute and deliver on behalf of the Company all such other documents and agreements which in his opinion he deems necessary and in the best interest of the Company, in order to give effect to the foregoing resolution.”

The Board has determined that the 2013 Rights Plan is in the best interests of the Shareholders. Accordingly, the Board unanimously recommends that the Shareholders ratify, confirm and approve the 2013 Rights Plan.

Unless instructed otherwise, the persons named in the accompanying proxy intend to vote FOR the approval of the 2013 Rights Plan.

5. Approval of Omnibus Long-Term Incentive Plan

In 2012, the Company had the following equity-based compensation plans in effect:

  Stock option plan, as amended and restated on December 10, 2010 (the “Stock Option Plan”);

  Deferred share unit plan as amended and restated on November 5, 2010 (the “DSU Plan”); and

  Employee share purchase plan dated July 1, 2009 (the “ESPP”).

The Stock Option Plan, DSU Plan and ESPP each provide for the issuance of securities of the Company as compensation. In addition, the Company had a restricted share unit plan dated December 10, 2010 in place, but awards under that plan can only be settled in cash and not Common Shares.

On March 22, 2013, the Board approved a new long-term incentive plan (the “Long-Term Incentive Plan” or “Plan”) for the following reasons:

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  To award a portion of senior executive long-term incentive grants in performance share units (“PSUs”) rather than stock options, thereby establishing performance vesting criteria that results in stronger alignment with Shareholder interests.

  To eliminate the practice of granting stock options to non-executive directors in favour of awarding restricted share units (“RSUs”) that are settled in whole shares, thereby reducing the potential dilutive effects of director compensation practices and aligning our practices with current corporate governance best practices respecting non-executive director compensation.

  To introduce double-trigger accelerated vesting of awards in the event of a change in control, thereby aligning our practices with current corporate governance best practices respecting a change in control.

  To make a number of other administrative amendments including (i) conforming provisions relating to the termination of awards on cessation of employment or service to industry standards, and (ii) enhancing clarity of intent, providing plan flexibility and increasing administrative efficiency.

The implementation of the Long-Term Incentive Plan requires Shareholder approval. At the Meeting, Shareholders will be asked to adopt a resolution (the “Incentive Plan Resolution”) approving the adoption of the new Long-Term Incentive Plan. Upon obtaining such approval, the Company’s only compensation plans providing for the issuance of securities of the Company as compensation will be the Company’s Long-Term Incentive Plan and ESPP.

Adoption of the Long-Term Incentive Plan will have the effect of decreasing the maximum potential dilution through long term incentive grants. The Company’s current Stock Option Plan provides that the maximum number of Common Shares which may be reserved and set aside for issue under that plan shall not exceed 6% of the Common Shares issued and outstanding on a non-diluted basis. This 6% cap does not take into account DSUs, ESPP shares or legacy option grants issued by acquired companies. As such, the maximum potential dilution under all of the Company’s current plans is 7.8% . If the Long-Term Incentive Plan is adopted, the maximum number of Common Shares which may be reserved and set aside for issue under that plan and any other plan may not exceed an aggregate of 6.5% .

The net impact of the Long-Term Incentive Plan will therefore be a reduction in the maximum number of Common Shares issuable by 1.3% or 3.2 million shares. The maximum number of Common Shares which may be reserved and set aside for issue under the Plan was also reduced through a substantial issuer bid completed in January 2013, which decreased the number of issued and outstanding shares by 13%.

The following table summarizes the key provisions of the Long-Term Incentive Plan. In some instances, a distinction is made between grants made before or after the Effective Date (the date of adoption of the new Plan). A copy of the Long-Term Incentive Plan can be requested from the Corporate Secretary.

Eligible Participants	For all awards other than stock options, any director, officer, employee or consultant of the Company or any subsidiary of the Company who is eligible to receive awards under the Plan.
For stock options, any director who is also an officer of the Company, officer, employee or consultant of the Company or any subsidiary of the Company who is eligible to receive awards under the Plan.
For greater certainty, the Company is eliminating the practice of granting stock options to non- executive directors as of the Effective Date.
Types of Awards	Stock options, PSUs, RSUs and DSUs.

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Number of Securities Issued and Issuable

The aggregate number of Common Shares to be reserved and set aside for issue upon the exercise or redemption and settlement for all awards granted under this Plan, together with all other established security-based compensation arrangements of the Company, shall not exceed 6.5% of the issued and outstanding Common Shares at the time of granting the award (on a non-diluted basis). In respect of PSUs, the maximum Common Shares issuable under the grant shall be included in the calculation for such purposes.

Plan Limits	When combined with all of the Company’s other previously established security-based compensation arrangements, the Plan shall not result in:
a number of Common Shares issued to insiders within a one-year period exceeding 10% of the issued and outstanding Common Shares, a number of Common Shares issuable to insiders at any time exceeding 10% of the issued and outstanding Common Shares, and a number of Shares (i) issuable to all non-executive directors of the Company exceeding 1% of the issued and outstanding Shares at such time, and (ii) issuable to any one non-executive director within a one-year period exceeding an award value of $100,000 per such non-executive director.

Definition of Market Price	“Market Price” is deemed to be the volume-weighted average trading price of the Common Shares for the five trading days immediately preceding the grant date as reported by the Toronto Stock Exchange.
Assignability	An award may not be assigned, transferred, charged, pledged or otherwise alienated, other than to a participant’s permitted assigns or personal representatives.
Amending Procedures

The Board may at any time or from time to time, in its sole and absolute discretion and without Shareholder approval, amend, suspend, terminate or discontinue the Plan and may amend the terms and conditions of any awards granted thereunder, provided that no amendment may materially and adversely affect any award previously granted to a participant without the consent of the participant. By way of example, amendments that do not require Shareholder approval and that are within the authority of the Board include but are not limited to:

Amendments of a "housekeeping nature";
Any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;
An amendment which is necessary to comply with applicable law or the requirements of any stock exchange on which the Common Shares are listed;
Amendments respecting administration and eligibility for participation under the Plan;
Changes to the terms and conditions on which awards may be or have been granted pursuant to the Plan, including changes to the vesting provisions and terms of any awards;
Any amendment which alters, extends or accelerates the terms of vesting applicable to any Award; and
Changes to the termination provisions of an Award or the Plan which do not entail an extension beyond the original fixed term.
Notwithstanding the foregoing, Shareholder approval shall be required for the following amendments:
Reducing the exercise price of stock options, or canceling and reissuing any stock options so as to in effect reduce the exercise price;

Extending (i) the term of an option beyond its original expiry date, or (ii) the date on which a performance share unit, restricted share unit or deferred share unit will be forfeited or terminated in accordance with its terms, other than in circumstances involving a blackout period;

Increasing the fixed maximum number of Common Shares reserved for issuance under the Plan;
Revising insider participation limits or the non-executive director limits;
Revising the restriction on assignment provision to permit awards to be transferable or assignable other than for estate settlement purposes;

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Amending the definition of “Eligible Person” that may permit the reintroduction of non- executive directors on a discretionary basis; and
Revising the amending provisions.
Financial Assistance	The Company will not provide financial assistance to participants under the Plan.
Entitlements Previously Granted but subject to Shareholder Ratification	115,114 PSUs and 86,894 RSUs were granted to certain officers and directors of the Company on February 7, 2013 and April 12, 2013, respectively under the Plan.
Other

In the event of a change in control, the Board shall have the right, but not the obligation, to permit each participant to exercise all of the participant’s outstanding stock options and to settle all of the participant’s outstanding PSUs, RSUs and DSUs, subject to completion of the change in control, and has the discretion to accelerate vesting.

The Plan further provides that if the expiry date or vesting date of stock options is (i) during a blackout period, or (ii) within ten trading days following the end of a blackout period, the expiry date or vesting date, as applicable, will be automatically extended for a period of ten trading days following the end of the blackout period. In the case of PSUs, RSUs and DSUs, any settlement that is effected during a blackout period shall be in the form of a cash payment.

Description of Awards
A. Stock Options
Stock Option Terms and Exercise Price

The number of Common Shares subject to each stock option grant, exercise price, vesting, expiry date and other terms and conditions are determined by the Board. The exercise price shall in no event be lower than the Market Price of the Common Shares on the grant date.

Term	Stock options shall be for a fixed term and exercisable as determined by the Board, provided that no stock option shall have a term exceeding seven years.
Vesting	Unless otherwise specified, each stock option shall vest as to one third on each of the first through third anniversaries of the grant date.
Exercise of Option

The participant may exercise stock options by payment of (i) the exercise price per share subject to each option; (ii) by a “cashless exercise” arrangement pursuant to which the Company will reduce the number of Common Shares issuable upon exercise by the largest whole number of Common Shares with a Market Price that does not exceed the aggregate exercise price; or (iii) any combination of (i) and (ii) above.

Circumstances Involving Cessation of Entitlement to Participate	Reasons for Termination	Vesting	Expiry of Vested Options
	Death	Unvested stock options automatically vest as of the date of death	Stock options expire on the earlier of the scheduled expiry date of the option and one year following the date of death
	Disability	Stock options continue to vest in accordance with the terms of the option	Stock options expire on the scheduled expiry date of the option
	Retirement	Stock options continue to vest in accordance with the terms of the option	Stock options expire on the scheduled expiry date of the option
	Resignation	Unvested stock options as of the date of resignation automatically terminate and shall be forfeited	Stock options expire on the earlier of the scheduled expiry date of the option and three months following the date of resignation

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Termination without Cause / Constructive Dismissal (No Change in Control)	Unvested stock options granted prior to the Effective Date automatically vest as of the termination date	Stock options expire on the earlier of scheduled expiry date of the option and one year following the termination date
Unvested stock options granted from and after the Effective Date continue to vest in accordance with the terms of the option
Change in Control	Stock options granted prior to the Effective Date shall vest and become immediately exercisable	Stock options expire on the scheduled expiry date of the option
Stock options from and after the Effective Date do not vest and become immediately exercisable upon a change in control, unless:
the successor fails to continue or assume the obligations under the plan or fails to provide for a substitute award, or if the stock option is continued, assumed or substituted, the participant is terminated without cause (or constructively dismissed) within two years following the change in control.
Termination with Cause	Stock options granted prior to the Effective Date that are unvested as of the termination date automatically terminate and shall be forfeited	Vested stock options granted prior to the Effective Date shall expire on the earlier of the scheduled expiry date of the option and three months following the termination date
	Stock options granted from and after the Effective Date, whether vested or unvested as of the termination date, automatically terminate and shall be forfeited	Stock options granted from and after the Effective Date, whether vested or unvested as of the termination date, automatically terminate and shall be forfeited
Proposed Amendments

The Plan amends and restates the Stock Option Plan, with effect as of the Effective Date, to ensure it meets current best corporate governance practices and to make other various housekeeping changes. Amendments include the following: X

Conformed vesting and termination provisions with current best corporate governance practices in the event of the termination of the participant’s employment by reason of death, disability, retirement, resignation, termination without cause and termination with cause

Introduced double-trigger vesting in the event of a change in control from and after the Effective Date;
Provided that a change in control shall include the sale, transfer or other disposition of all or substantially all of the assets of the Company;

Imposed a limit on the number of Common Shares issuable to all non-executive directors, to 1% of the issued and outstanding Common Shares at such time, and an award value of $100,000 per such non-executive director within a one-year period;

Deleted the 5% limit on the number of Common Shares issuable to any one insider within a one-year period; and
Updated the amending provision.

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B. Performance Share Units
PSU Terms

A performance share unit (PSU) is a notional security but, unlike other equity based incentives, vesting is contingent upon achieving certain performance criteria, thus ensuring greater alignment with the long-term interests of shareholders. The terms applicable to PSUs under the Plan (including the performance cycle, performance criteria for vesting and whether dividend equivalents will be credited to a participant’s PSU account) are determined by the Board at the time of the grant.

Credit to PSU Account

As dividends are declared, additional PSUs may be credited to PSU holders in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the record date established therefore by (ii) the Market Price of one Common Share on such record date.

Vesting

Performance share units do not vest, and cannot be paid out (settled), until the completion of the performance cycle. For Canadian taxpayers, the performance cycle shall in no case end later than December 31 of the calendar year that is three years after the grant date.

Settlement

At the grant date, the Board shall stipulate whether the PSUs are paid in cash, Common Shares, or a combination of both, in an amount equal to the Market Value of the notional Common Shares represented by the performance share units in the holders’ account.

C. Restricted Share Units
RSU Terms

An RSU is a notional security that entitles the recipient to receive cash or Common Shares at the end of a vesting period. The terms applicable to RSUs under the Plan (including the vesting schedule and whether dividend equivalents will be credited to a participant’s RSU account) are determined by the Board at the time of the grant.

Credit to RSU Account

As dividends are declared, additional RSUs may be credited to RSU holders in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the record date established therefore by (ii) the Market Price of one Common Share on such record date.

Vesting

RSUs vest upon lapse of the applicable restricted period. For employees, vesting generally occurs in three equal instalments on the first three anniversaries of the grant date. For directors, on third of the award may be immediately vesting, with the balance vesting equally over the first two anniversaries of the grant date.

Settlement

At the grant date, the Board shall stipulate whether the RSUs are paid in cash, Common Shares, or a combination of both, in an amount equal to the Market Value of the notional Common Shares represented by the restricted share units in the holders’ account.

D. Deferred Share Units
DSU Terms

A DSU is a notional security that entitles the recipient to receive cash or Common Shares upon resignation from the Board (in the case of directors) or at the end of employment. The terms applicable to DSUs under the Plan (including whether dividend equivalents will be credited to a participant’s DSU account) are determined by the Board at the time of the grant.

Typically, DSUs have been granted (i) as a component of a director’s annual retainer, or (ii) as a component of an officer’s annual incentive grant. The deferral feature strengthens alignment with the long term interests of shareholders.

Credit to DSU Account

As dividends are declared, additional DSUs may be credited to DSU holders in an amount equal to the greatest whole number which may be obtained by dividing (i) the value of such dividend or distribution on the record date established therefore by (ii) the Market Price of one Common Share on such record date.

Vesting	Deferred share units are fully vested upon grant.
Settlement

DSUs may only be settled after the date on which the holder ceases to be a director, officer or employee of the Company. At the grant date, the Board shall stipulate whether the DSUs are paid in cash, Common Shares, or a combination of both, in an amount equal to the Market Value of the notional Common Shares represented by the deferred share units in the holders’ account.

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Proposed Amendments

The Plan amends and restates the DSU Plan, with effect as of the Effective Date, to ensure it meets current best corporate governance practices and to make other various housekeeping changes. Amendments include the following:

Conformed vesting and termination provisions with current best corporate governance practices in the event of the termination of the participant’s employment by reason of disability, death, retirement, resignation, and termination without cause;

Introduced double-trigger vesting in the event of a change in control;
Provided that a change in control shall include the sale, transfer or other disposition of all or substantially all of the assets of the Company;
Deleted the ability of the Board to require a participant to defer, or to permit a participant to elect to defer, receipt of all or a portion of base salary in DSUs;
Added that the Board may require a participant to defer, or to permit a participant to elect to defer, receipt of all or a portion of annual bonus in DSUs; and
Added the ability to settle DSUs in cash, Common Shares, or a combination of both (in the discretion of the Board), and not just Common Shares.
E. PSUs, RSUs and DSUs
Circumstances Involving Cessation of Entitlement to Participate	Reasons for Termination	Treatment of Awards
Death

Outstanding awards that were vested on or before the date of death shall be settled as of the date of death. Outstanding awards that were not vested on or before the date of death shall vest and be settled as of the date of death, prorated to reflect (i) in the case of RSUs and DSUs, the actual period between the grant date and date of death, and (ii) in the case of PSUs, the actual period between the commencement of the performance cycle and the date of death, based on the participant’s performance for the applicable performance period(s) up to the date of death.

Subject to the foregoing, any remaining awards shall in all respects terminate as of the date of death.
Disability

In the case of RSUs and DSUs, outstanding awards as of date of disability shall vest and be settled in accordance with their terms. In the case of PSUs, outstanding PSUs as of date of disability shall vest and be settled in accordance with their terms based on the participant’s performance for the applicable performance period(s) up to the date of the disability. Subject to the foregoing, any remaining awards shall in all respects terminate as of the date of disability.

Retirement

Outstanding awards that were vested on or before the date of retirement shall be settled as of the date of retirement. Outstanding awards that would have vested on the next vesting date following the date of retirement shall be settled as of such vesting date. Subject to the foregoing, any remaining awards shall in all respects terminate as of the date of retirement.

	Resignation	Outstanding awards that were vested on or before the date of resignation shall be settled as of the date of resignation, after which time the awards shall in all respects terminate.
Termination without Cause / Constructive Dismissal (No Change in Control)

Outstanding awards that were vested on or before the termination date shall be settled as of the termination date. Outstanding awards that would have vested on the next vesting date following the termination date (in the case of PSUs, prorated to reflect the actual period between the commencement of the performance cycle and the termination date, based on the participant’s performance for the applicable performance period(s) up to the termination date), shall be settled as of such vesting date. Subject to the foregoing, any remaining awards shall in all respects terminate as of the termination date.

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Change in Control	Awards do not vest and become immediately exercisable upon a change in control, unless:
the successor fails to continue or assume the obligations under the plan or fails to provide for a substitute award, or if the award is continued, assumed or substituted, the participant is terminated without cause (or constructively dismissed) within two years following the change in control.
Termination with Cause	Outstanding awards (whether vested or unvested) shall automatically terminate on the termination date and be forfeited.

Shareholder and Regulatory Approval

The Company believes that the Long-Term Incentive Plan complies with the policies of the TSX as they exist at the date of this Circular. In accordance with the rules of the TSX, the Long-Term Incentive Plan and all unallocated awards must be approved by an ordinary resolution of the holders of Common Shares.

Incentive Plan Resolution

Shareholders will be asked to consider, and if deemed advisable, approve the Incentive Plan Resolution. Shareholders will also be asked to ratify PSU grants made to senior executives in February 2013 and RSU grants to directors made in April 2013 (see Parts 4 and 5 of this Circular for information about these grants). If the Long-Term Incentive Plan is not ratified by Shareholders, the 2013 executive PSU grants and director RSU grants reported in this Circular will instead be awarded in the form of stock options, cash-settled time-vested RSUs or a combination of the two.

The Incentive Plan Resolution must be passed by a majority of the votes cast thereon by Shareholders present in person or represented by proxy at the Meeting. The full text of the Incentive Plan Resolution approving the Long-Term Incentive Plan is as follows:

“BE IT RESOLVED AS AN ORDINARY RESOLUTION OF THE SHAREHOLDERS THAT:

1.

The omnibus long-term incentive plan (“Incentive Plan”) of the Company as described in the Company’s Management Proxy Circular for the Annual and Special Meeting of the Company on May 13, 2013, is hereby approved;

2.

The form of the Incentive Plan may be amended in order to satisfy the requirements or requests of any regulatory authority or stock exchange without requiring further approval of the Shareholders of the Company;

3.	The 86,894 restricted share units and 115,114 performance share units granted subject to shareholder ratification, are hereby ratified; and

4.

That any one of the officers of the Company be and is hereby authorized to perform all such acts, execute and deliver on behalf of the Company all such other documents and agreements which in his opinion he deems necessary and in the best interest of the Company, in order to give effect to the foregoing resolution.

If the Long-Term Incentive Plan is approved, all stock options, performance share units, restricted share units and deferred share units will be granted by the Board pursuant to the Long-Term Incentive Plan and any stock options and deferred share units issued and outstanding under the legacy Stock Option Plan and DSU Plan of the Company will be deemed, on and after the Effective Date, to be issued and outstanding under the Long-Term Incentive Plan.

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If the Long-Term Incentive Plan is not approved, the Company will continue to make equity compensation awards pursuant to the legacy Stock Option Plan, DSU Plan and its cash settled RSU plan. Pursuant to TSX rules, if Shareholder approval is not obtained on or prior to February 11, 2014, all unallocated stock options under the legacy Stock Option Plan will be cancelled and the Company will not be permitted to grant stock options under such plan until Shareholder approval is obtained.

The Board has determined that the Long-Term Incentive Plan is in the best interests of the Shareholders and unanimously recommends that Shareholders vote FOR the Incentive Plan Resolution to approve the Long-Term Incentive Plan.

Unless instructed otherwise, the persons named in the accompanying proxy intend to vote FOR the approval of the Long-Term Incentive Plan.

6. Advisory Vote on Approach to Executive Compensation

Shareholders have an opportunity to cast an advisory vote on compensation of executives as disclosed in this Circular. This advisory vote, commonly known as a “Say on Pay” vote, gives shareholders the opportunity to approve, reject or abstain from voting with respect to our fiscal 2012 executive compensation programs and policies and the compensation paid to Named Executive Officers. As discussed in the “Compensation Discussion and Analysis” section of this Circular starting on page 41, the primary objective of our compensation program, including our executive compensation program, is to attract and retain qualified employees that fit in with the AuRico corporate culture in order to achieve our corporate objectives and increase shareholder value.

Your advisory vote will serve as an additional tool to guide the Board of Directors and the Compensation Committee in continuing to improve the alignment of the Company’s executive compensation programs with the interests of the Company and its Shareholders, and is consistent with our commitment to high standards of corporate governance.

At the Meeting, the Shareholders will be asked to consider the following resolution:

“BE IT RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors of the Company, the Shareholders accept the approach to executive compensation disclosed in the Company’s Management Proxy Circular for the Annual and Special Meeting of the Company on May 13, 2013.”

As this vote is advisory, it will not be binding on the Board. However, the Board and the Compensation Committee will take the outcome of the vote into account in their ongoing review of executive compensation.

The Company has undergone a significant transformation over the past two years through acquisitions and divestitures and we believe that AuRico now has the right asset portfolio from which to deliver shareholder value and future growth. We believe our past accomplishments and future growth profile support the effectiveness of our executive compensation program, which is intended to attract, motivate and retain experienced and skilled executives. We also believe the program provides the Named Executive Officers listed in our summary compensation table with compensation that is competitive within our industry, internally equitable and commensurate with their talents and responsibilities.

The primary objective of the program is to closely align total executive compensation with the attainment of our annual and long-term performance goals. The compensation of our executive officers consists of base salary, cash bonuses and long-term incentive compensation. Long-term incentive grants to executives will typically consist of stock options and PSUs. Cash bonuses are associated with Company performance.

The Board unanimously recommends that Shareholders vote FOR the advisory resolution to accept the approach to executive compensation disclosed in this circular.

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Unless instructed otherwise, the persons named in the accompanying proxy intend to vote FOR the approval of the approach to executive compensation in this Circular.

PART 3: ABOUT AURICO

Corporate Governance Practices

AuRico believes in the importance of a strong Board of Directors and sound corporate governance policies and practices to direct and manage our business affairs. Good corporate governance is essential to retaining the trust of our shareholders, attracting the right people to the organization and maintaining our social license in the communities where we work and operate. We also believe that good governance enhances our performance.

The Company’s governance framework is continuously adjusting to a changing environment but a constant is that it reflects our values. Our governance policies also respect the rights of shareholders and comply with the rules of the Canadian Securities Administrators (CSA) and the Toronto Stock Exchange (TSX).

The Board has adopted policies and practices regarding, among other things: director selection criteria; board size; board and committee responsibilities; and minimum attendance requirements for directors. Independent directors hold in-camera meetings at all regularly scheduled board meetings without members of Management present. A copy of the Company’s Code of Business Conduct and Ethics (“Code of Conduct”), as well as Board and Committee mandates, are posted on AuRico’s website at www.auricogold.com and can be requested from the Corporate Secretary.

The Board has not adopted policies on mandatory retirement or overboarding, on the belief that age or number of board seats are not, in themselves, determinants of a director’s ability to make an effective contribution to the governance of the Company. Overboarding thresholds will be higher, for instance, for directors who are retired from active employment.

The following discussion outlines some of AuRico’s current corporate governance practices, particularly with respect to the matters addressed by National Policy 58-201 – Corporate Governance Guidelines (the “Canadian Guidelines”) and National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”), adopted by the CSA, and the corporate governance standards adopted by the New York Stock Exchange (NYSE). AuRico is a “foreign private issuer” for purposes of its NYSE listing. As such, not all of the NYSE standards that are applicable to U.S. domestic issuers apply to AuRico. However, the Board has implemented a number of governance structures and procedures to comply with the requirements of the NYSE standards. Details of the Company’s corporate governance practices compared to the corporate governance listing standards of the NYSE are available for review at www.auricogold.com, under the Corporate Governance section.

Code of Conduct

AuRico is committed to adhering to high standards of corporate governance. Our Code Conduct reflects our commitment to conduct our business in accordance with all applicable laws and regulations and the highest ethical standards. The Code of Conduct has been adopted by the Board and applies to every director, officer and employee of the Company. In addition, directors, officers and employees must also comply with corporate policies, including AuRico’s Anti-Bribery Compliance Policy, Disclosure Policy, Insider Trading Policy and Sustainability Framework.

The Code of Conduct requires high standards of professional and ethical conduct in our business dealings. AuRico’s reputation for honesty and integrity is integral to the success of its business and no person associated with the Company will be permitted to achieve results through violations of laws or regulations or through unscrupulous dealings. AuRico also seeks to ensure that its business practices are compatible with the economic and social priorities of each location in which it operates. Although customs vary by country and standards of ethics may vary in different business environments, AuRico’s business activities are always expected to be conducted with honesty, integrity and accountability.

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The Board of Directors monitors compliance with the Code of Conduct through its Audit Committee, which oversees the Company’s anonymous whistleblower program. Annual training and awareness sessions for the Board and the Company’s employees are facilitated by the Company’s internal audit function, including completion of acknowledgement forms confirming both understanding of and compliance with the Code of Conduct. Internal audit includes this activity as part of the annual internal audit plan that is approved by the Audit Committee. Any incidences of non-compliance would be reviewed by Management and reported to the Audit Committee or the Board of Directors.

Activities that may give rise to conflicts of interest are prohibited unless specifically approved by the Board or the Audit Committee. To ensure that directors exercise independent judgment, each director must disclose all actual or potential conflicts of interest or material interest and refrain from voting on matters in which such director has a conflict of interest. The director must also excuse himself or herself from any discussion on the matter.

Any material waivers from the Code of Conduct granted to directors or officers of the Company must be disclosed in the ensuing quarterly or annual report. No waivers were granted in 2012.

Role of the Board of Directors

The primary responsibility of the Board is to supervise the management of the business and affairs of the Company. In discharging its fiduciary duties, Board members are expected to use their experience and expertise to guide Management and ensure good governance practices are adhered to. The Board oversees the Company’s systems of corporate governance and financial reporting and controls to ensure that the Company reports adequate and reliable financial information to Shareholders and engages in ethical and legal conduct.

The Company expects each member of its Board to act honestly and in good faith and to exercise business judgment that is in the best interests of the Company and its stakeholders. The Chairman does not have a second or casting vote in the case of equality of votes in any matter brought before the Board.

In addition to possessing the requisite skill and experience required to carry out their functions, directors must demonstrate a track record of honesty, integrity, ethical behaviour, fairness and responsibility and a commitment to representing the long-term interests of AuRico’s stakeholders. They must also be able to devote the time required to discharge their duties and responsibilities effectively.

In addition to the foregoing, each director is expected to:

  Be willing to share expertise and experience with Management and fellow directors, and to use a respectful, collegial approach in challenging the views of others;

  Develop an understanding of its strategy, business environment and operations, the markets in which the Company operates and its financial position and performance;

  Diligently prepare for each Board and committee meeting by reviewing all of the meeting materials in advance of the meeting date;

  Actively and constructively participate in each meeting and seek clarification from Management and outside advisors when necessary to fully understand the issues being considered;

  Leverage experience and wisdom in making sound strategic and operational business decisions;

  Demonstrate business acumen and a mindset for risk oversight; and

  Participate in continuing education programs, as appropriate.

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Mandates

A copy of the Board Mandate outlining the role and responsibilities of the Board of Directors is included as Appendix “B” to this Circular. Written position descriptions exist for the Chairman of the Board and the CEO, in order to delineate their respective roles and responsibilities.

The responsibilities of the Chairman include providing overall leadership to enhance the effectiveness of the Board; assisting the Board, committees and the individual directors in effectively understanding and discharging their duties and responsibilities; overseeing all aspects of the Board and committee functions to ensure compliance with AuRico’s corporate governance practices; acting as an adviser and confidant to the CEO and other executive officers; and ensuring effective communications between the Board and Management. The Chairman is also required to coordinate and preside at all meetings of the Board and Shareholders.

The responsibilities of the CEO include (subject to the oversight of the Board) general supervision of the business of the Company; providing leadership and vision to the Company; developing and recommending significant corporate strategies and objectives for approval by the Board; developing and recommending annual operating budgets for approval by the Board; and working with the Board on succession planning. The CEO communicates regularly with the Board to ensure that directors are being provided with timely and relevant information necessary to discharge their duties and responsibilities.

Strategic Planning

Management is responsible for developing and recommending the Company’s strategic plan for approval by the Board each year. The Board holds at least one special meeting each year to discuss strategic planning and related issues and discusses strategic matters at least quarterly or as circumstances dictate. In so doing, the Board considers the risks associated with various strategic alternatives. Management provides a periodic review of the Company’s strategic plan and recommends short and longer term corporate objectives, an annual budget and a long-term financial plan for Board approval.

Risk Oversight

The Board oversees an enterprise-wide approach to risk management designed to support the achievement of organizational objectives, including strategic objectives, to improve long-term organizational performance and enhance shareholder value. A fundamental part of risk management is not only understanding the risks a company faces and what steps Management is taking to manage those risks, but also understanding what level of risk is appropriate for the Company. The involvement of the full Board in setting the Company’s business strategy is a key part of its assessment of the Board’s appetite for risk and also a determination of what constitutes an appropriate level of risk for the Company.

While the Board has the ultimate oversight responsibility for the risk management process, various standing committees have responsibility for particular risk management areas:

  The Audit Committee focuses on financial risk, including internal controls, and receives an annual risk assessment report from the Company’s internal auditor.

  The Compensation Committee assesses potentially material adverse risks facing the Company arising from the Company’s compensation policies and practices, and considers ways to address those risks.

  The Sustainability Committee focuses on risks related to the operations and sustainability practices and the implementation of appropriate mitigation strategies.

One of the principal mechanisms to monitor the effectiveness of the Company’s risk management practices is Board oversight of a Management Risk Committee, which in turn has responsibility for overseeing and monitoring, from a process standpoint, the implementation of a corporate Risk Policy. The Management Risk Committee includes the CEO, COO, CFO and Chief Legal Officer and its mandate includes ensuring that a robust risk management process is in place, identifying risks and mitigation strategies, and monitoring the overall risk profile of the Company.

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The Risk Policy combines corporate level risk management strategies with operational level risk management practices. Each operation follows its own process for regular identification of business risks and incorporates the required resources for managing risks into its budgeting and business planning.

Board Effectiveness

On an annual basis, directors participate in a formal and confidential Board evaluation process to assess the effectiveness of the Board, its committees and individual directors. For 2012, the process was administered independently by the Company’s internal audit function and included a confidential survey encompassing key Board and committee activities, in addition to a Director peer assessment whereby each Director evaluated the performance of their peers based on a set of criteria. The Audit Committee members also conducted a self-assessment survey and reviewed the responses collectively. The Company discloses Director attendance for Board and Committee meetings each year in this Circular.

Director Orientation and Education

The Board ensures that all new directors receive a comprehensive orientation. The Board is responsible for ensuring new nominees fully understand the time commitment required of them as a director. Directors are provided with a copy of the Company’s key policies, codes and mandates. New directors also receive a record of public information about the Company, minutes from recent Board and committee meetings and other relevant information.

As part of the continuing education program, Management makes regular presentations to the Board on operations, business and key issues. Directors are expected to visit at least one of the Company’s operations annually. The Company also encourages directors to attend conferences, seminars or courses on subjects pertinent to their role on the Board or that are important for enhancing their knowledge of the mining industry, with the cost of such programs paid in part or in whole by the Company.

Director Independence

A majority of the Company’s directors are independent, with six of the Company’s nine directors being “independent” within the meaning of NI 58-101. Scott Perry and Luis Chavez are not considered independent directors because of their respective positions as President and CEO and Senior Vice President, Mexican Operations. Mr. Benner lost his independence in July 2012, upon becoming Executive Chairman following the unexpected resignation of René Marion as President and CEO. The Executive Chairman appointment was viewed by the Board as a temporary measure to support Scott Perry in his transition from CFO to CEO.

Mr. Smith was appointed as Lead Director when Mr. Benner became Executive Chairman. As Lead Director, Mr. Smith is responsible for ensuring the Board’s independence from Management by, among other things, chairing meetings of the independent directors at the end of each regularly scheduled Board meeting to foster open and candid discussions. In 2012, independent directors met five times in the absence of the non-independent directors and Management. Any issues raised during the in-camera sessions that need to be brought to the attention of Management are communicated by the Lead Director.

The Nominating and Corporate Governance Committee is responsible for determining whether or not each director is an independent director. In discharging this responsibility, the Nominating and Corporate Governance Committee analyzes all of the relationships of the directors with the Company, including its subsidiaries. “Independence” means that a director is independent of Management, does not have a material relationship with the Company and, except for director fees and share ownership, and does not financially benefit from it. A material relationship is any relationship that could reasonably interfere with a director’s ability to exercise independent judgment or inhibit his ability to make difficult decisions about Management and the business.

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Directors are expected to consult with the Nominating and Corporate Governance Committee prior to joining another board in order to ensure that a conflict would not arise. The Board also recognizes that directors should be independent of one another when possible. To this end, the Board has adopted a policy pursuant to which no director should accept an invitation to join an outside board on which another AuRico director is already a member without obtaining the approval of the Nominating and Corporate Governance Committee. In addition, no more than two AuRico directors should serve on the same outside board or outside board committee. As of April 10, 2013, Messrs. Colterjohn and Spiteri serve on the board of Roxgold Inc., with the consent of the Nominating and Corporate Governance Committee.

Committees of the Board

There are currently four standing committees of the Board: the Nominating and Corporate Governance Committee, the Audit Committee, the Compensation Committee and the Sustainability Committee. Committee members are appointed by the Board and, with the exception of the Sustainability Committee, are comprised entirely of independent members of the Board. The roles and responsibilities of each Committee are set out in its Board-approved written mandate, which is reviewed annually by each Committee and the Nominating and Corporate Governance Committee. Each committee mandate includes a description of the role and responsibilities of the Chair of the committee, which include presiding over meetings, reporting to the Board with respect to the activities of the committee, providing leadership and monitoring committee responsibilities set out in its mandate. Committees have the authority to retain legal and other advisors as appropriate and the Chairman of the Board and the Lead Director are invited to attend all regularly scheduled Committee meetings as a guest. A copy of the mandate for each of the committees is posted on the Company’s website at www.auricogold.com.

Nominating and Corporate Governance Committee

The mandate of the Nominating and Corporate Governance Committee requires all members of the Committee to be independent. The purpose of the Nominating and Corporate Governance Committee is to assist the Board in establishing and monitoring AuRico’s policies and practices relating to corporate governance and director nominations, identifying individuals qualified to become members of the Board and, in consultation with the Chairman of the Board, evaluating the performance of the Board and its Committees on an annual basis.

The Nominating and Corporate Governance Committee regularly reviews AuRico’s corporate governance practices and policies and, where appropriate, makes recommendations to the Board for changes thereto. The Committee is responsible for the Company’s compliance with NI 58-101 and the NYSE Amex corporate governance standards and for reviewing and approving the annual disclosure relating to these guidelines and standards.

The Nominating and Corporate Governance Committee is responsible for proposing new nominees to the Board and its committees. In considering nominees to the Board, the Committee considers the size, composition and operation of the Board and reviews the independence, skills, qualifications and experience of candidates prior to making a recommendation to the Board. The Nominating and Corporate Governance Committee also annually reviews and assesses the size, composition and responsibilities of all committees with a view to making recommendations to the Board regarding membership and committee chairpersons.

Through the nomination and recruitment process as well as continuing education initiatives, the Nominating and Corporate Governance Committee seeks to ensure that the collective skill set of its directors, including their business expertise and experience, meets the needs of the Company. When a vacancy arises, the Committee typically retains an independent recruitment agency to identify potential candidates, taking into consideration the makeup of the Board and the balance of skills currently represented. The recruiter conducts an initial screening, which includes an interview, and a list of candidates is presented to the Company for consideration. A small number of candidates are selected from this list for interviews with a selection committee of independent directors and the Chairman. Final selections are made by consensus.

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The Committee has developed a skills matrix setting out the skills and experience that are viewed as integral to Board effectiveness. This matrix is used to assess Board composition, help with the Board’s ongoing development and assist in recruiting new directors. The following table is an assessment of Board strengths under each of the categories in the skills matrix, and lists the number of directors who possess a particular level of expertise:

Self-assessment of Skills and Experience	Outstanding	Strong	Average
Strategy and Leadership
Experience driving strategic direction and leading growth of an organization, preferably including the management of multiple significant projects, comfort with current principles of risk management and corporate governance	9	0	0
Operations and Exploration
Experience with a leading mining or resource company with mineral reserves, exploration and operations expertise, including cultivating and maintaining a culture focused on safety, the environment and operational excellence	6	1	2
Metals and Mining
Knowledge of the mining industry, market, international regulatory environment and stakeholder management	7	1	1
Finance
Experience in the field of finance, investment and/or in mergers and acquisitions	5	3	1
Public Policy
Experience in, or a thorough understanding of, the workings of government and public policy both domestically and internationally	6	2	1
Human Resources
Experience in the oversight of significant, sustained succession planning and talent development and retention programs, including executive compensation	4	3	2
Accounting
Experience as a professional accountant, CFO or CEO in corporate financial accounting and reporting; comfort working with basic financial reports; understanding of the key financial levers of the business	4	1	4
International Business
Experience working in a major organization that carries on business in one or more international jurisdictions, preferably in Mexico or other countries or regions where the Company has or are developing operations	8	1	0

As described above under “Board Effectiveness”, the Nominating and Corporate Governance Committee, in consultation with the Chairman of the Board, annually evaluates the effectiveness of the Board, committees and individual directors.

The Nominating and Corporate Governance Committee is currently comprised of three independent directors: Messrs. Colterjohn (Chair), Daniel and Downey. There were two meetings of the Committee during 2012.

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Compensation Committee

The mandate of the Compensation Committee requires all of its members to be independent. The purpose of the Compensation Committee is to assist the Board in monitoring, reviewing and approving AuRico’s compensation policies and practices and administering the Company’s share-based compensation plans.

The Compensation Committee’s responsibilities include developing an executive compensation strategy, reviewing the performance of the Company’s senior executives, and making recommendations to the Board relating to executive compensation. The Committee establishes annual performance objectives in consultation with the CEO and then reviews performance against personal and corporate objectives as part of a year-end evaluation of the performance of the CEO and other officers. Other responsibilities include succession planning and reviewing, with third party input, the remuneration of the Company’s directors to ensure that it properly reflects the responsibilities and work commitments. The Chair of the Committee must pre-approve any non-compensation services provided by any compensation consultants to the Company so as to ensure the independence of the consultant to the Committee is not compromised.

Long term incentive grants may be recommended by the Compensation Committee but only the Board is authorized to approve awards and the Board may not re-price options and other awards. The Company has abolished a past practice whereby the CEO had limited discretion to make small stock option grants to non-executive employees.

The Compensation Committee is expected to be aware of risks associated with executive succession. The Committee, on behalf of the Board, reviews the succession plans for each of the Company’s executive officers. Through periodic discussion with the CEO, the Committee conducts advance planning by exploring potential candidates within the organization to fill senior vacancies (including the CEO position) and devising development plans to support the professional growth of these individuals.

The Compensation Committee is comprised of three independent directors: Messrs. Daniel (Chair), Edwards and Smith, all of whom have senior level experience in executive management and human resources. The chair of the Committee was Vice President, Human Resources at Vale Canada (formerly Inco Limited) from 2000 to 2007. The Committee holds in-camera sessions following every regularly scheduled Committee meeting, during which it meets in the absence of Management. There were six meetings of the Compensation Committee during 2012.

For a description of the composition, role and responsibilities of the Compensation Committee, see “Part 5 – Executive Compensation – Composition and Role of the Compensation Committee” beginning on page 39.

Audit Committee

The mandate of the Audit Committee requires all of its members to be independent. The purpose of the Audit Committee is to assist the Board in its oversight of: the integrity of AuRico’s financial reporting process and the quality, transparency and integrity of its financial statements and other related public disclosures; the Company’s internal controls over financial reporting; compliance with legal and regulatory requirements relevant to AuRico’s financial statements; the external auditors’ qualifications and independence; and the performance of the internal audit function and the external auditors.

More particularly, the Committee oversees the Company’s practices with respect to preparation and disclosure of financial related information, including through its oversight of the integrity of the quarterly and annual financial statements and management’s discussion and analysis; compliance with accounting and finance-related legal requirements; the audit of the consolidated financial statements; the appointment and performance review of the independent auditors; the accounting and financial reporting practices and procedures including disclosure controls and procedures; the system of internal controls including internal controls over financial reporting; implementation and effectiveness of the Code of Conduct and management of financial business risks that could materially affect the financial profile of AuRico.

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Reference is also made to disclosure in the Company’s Annual Information Form (“AIF”) under the heading “Audit Committee”, which is available on AuRico’s website at www.auricogold.com, on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov.

All members of the Audit Committee are “financially literate” and “financial experts”, within the meaning of applicable regulations. In considering criteria for determination of financial literacy, the Board assesses the ability to understand financial statements of the Company. In determining accounting or related financial expertise, the Board considers familiarity with emerging accounting issues, past employment experience in finance or accounting, requisite professional certification in accounting, and any other comparable experience or background which results in the individuals’ financial sophistication, including being or having been a chief executive officer, a chief financial officer or having held another executive officer position of an entity with financial oversight responsibilities.

The Audit Committee advises Management on financial risks arising from AuRico’s exposure to changes in commodity prices, interest rates, foreign currency exchange rates and credit, including by advising on any proposed hedging of such exposures, and authorizes policies for entering into investments and for reviewing and assessing execution of such investment strategies.

The Committee holds regular in-camera sessions following every regularly scheduled Committee meeting, during which it meets separately with each of Management, the head of internal audit and the external auditors and separately as a committee. The Audit Committee currently consists of three independent directors: Messrs. Smith (Chair), Colterjohn and Downey. There were five meetings of the Audit Committee during 2012.

Sustainability Committee

The mandate of the Sustainability Committee does not require that all members of the Committee be independent. The purpose of the Sustainability Committee is to assist the Board in its oversight of operational risks as well as AuRico’s environmental, health and safety, corporate social responsibility (“CSR”) performance at all projects and properties of the Company. The Committee monitors current and emerging regulatory, social and community issues for their potential impact on the Company and makes recommendations to the Board, where appropriate.

In 2012, the Committee approved a corporate Sustainability Management System (“SMS”), which encompasses a set of management processes aligned to recognized international standards to help AuRico continuously improve its environmental, economic and social sustainability performance. The purpose of the SMS is to provide a consistent approach to sustainability management across all of our operations. A central element to the SMS is AuRico’s Sustainability Charter, which establishes the overarching vision for sustainable management within AuRico and is supported by three core policies:

1.	Health & Safety Policy
2.	Environmental Policy
3.	Corporate Social Responsibility Policy

Management reports to the Committee on a quarterly basis with respect to the development and implementation policies and practices supporting the SMS. The Sustainability Committee regularly reviews AuRico’s existing programs to ensure that they are consistent with the Company’s commitment to sustainable development and the goal of zero harm to people, the environment and our host communities. In discharging its duties, the Committee visits at least one mine site annually, where directors are given an opportunity to interact directly with mine site personnel.

The Sustainability Committee currently consists of three directors: Messrs. Edwards (Chair), Benner and Spiteri. There were three meetings of the Sustainability Committee during 2012.

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PART 4: DIRECTOR COMPENSATION

Objectives and Design of Director Compensation

Our director compensation structure is designed to attract and retain individuals with the relevant skills and knowledge to serve on our Board and align the interests of our directors with those of our other Shareholders.

Our director compensation program reflects our size and complexity, and reinforces the importance we place on shareholder value. Our director compensation takes into account the time commitment, duties and responsibilities of our directors and director compensation practices at comparable companies. Director compensation is not based on corporate performance; however, the Board follows a formal performance assessment process to ensure director effectiveness and engagement.

Remuneration

Mercer was retained to review the Company’s director compensation practices relative to the comparator group listed on page 42. Although a number of companies in this group grant stock options to their directors, the Compensation Committee and the Board recognize that the practice of granting stock options to non-executive directors has become less common in Canada over the past several years. A majority of the peer group also pay meeting attendance fees, which the Board also believes is becoming less frequent among larger public companies. In order to keep current with best practice, the Board adopted a new compensation arrangement on March 22, 2013, that would eliminate the practice of granting stock options and instead award a combination of higher cash retainers and restricted share units that would be settled in Common Shares.

This new director compensation arrangement remains subject to Shareholder approval of the proposed Omnibus Long-Term Incentive Plan described on page 17 of this Circular. As indicated in the table below, 2013 directors’ fees (excluding lead director and committee fees) will be lower than fees paid in 2012. Total compensation for the Executive Chairman will decrease by 25% in 2013.

A. Director Compensation Amounts(1)	2012 Fees	2013 Fees
Cash retainer	$50,000	$70,000
Stock options	$110,000	$Nil
DSUs	$25,000	$30,000
RSUs	$Nil	$70,000
Meeting fees	$Nil	$Nil
Lead Director retainer	$20,000 per year	$25,000 per year
Chair retainer – Audit and Compensation committees	$15,000 per year	$20,000 per year
Chair retainer – Sustainability and Nominating & Corporate Governance committees	$10,000 per year	$15,000 per year
Committee member retainer (non-chair)	N/A	$5,000 per year
Total Base Director Fees
(excluding chair/committee member retainers and lead director amounts)	$185,000	$170,000

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B. Executive Chairman Compensation Amounts(1)	2012 Fees	2013 Fees
Cash retainer	$125,000	$150,000
Executive Chairman – additional retainer(2)	$60,000	$60,000
Stock options	$285,000	$Nil
DSUs	$65,000	$70,000
RSUs	$Nil	$120,000
Meeting fees	$Nil	$Nil
Total Executive Chairman Fees	$535,000	$400,000

Notes:
(1)	Table reflects targeted amounts, whereas amounts reported in the Summary Compensation Table below reflect a Black Scholes valuation of equity-based compensation on the date of the grant.
(2)

When Mr. Benner was appointed Executive Chairman in July 2012, his retainer was increased by $5,000 per month for the duration of his role of Executive Chairman. The 2012 amounts above annualize that amount for comparative purposes and will cease upon resigning from his executive functions. The Executive Chairman appointment is viewed by the Board as a temporary measure to support Mr. Perry in his transition from CFO to CEO.

Directors are reimbursed for travel and other expenses they incur when they attend meetings or conduct Company business. As officers of the Company, Messrs. Perry and Chavez did not receive any fees for serving as directors.

Summary Compensation Table

The following table sets forth all annual compensation paid to directors for the financial year ended December 31, 2012, other than Mr. Chavez and Mr. Perry. Mr. Perry’s compensation is fully reflected in the summary of total compensation for Named Executive Officers (NEOs).

Name	Annual Fees – Cash(4) ($)	Annual Fees – DSUs(1) ($)	Share-Based Awards ($)	Option-Based Awards(2) ($)	All Other Compensation(3) ($)	Total Compensation ($)
Colin K. Benner	$151,142	$83,925	$Nil	$285,093	$135,313	$655,473
Richard M. Colterjohn(4)	$40,000	$82,920	$Nil	$110,565	$Nil	$233,485
Mark J. Daniel	$65,000	$32,920	$Nil	$110,565	$5,344	$213,829
Patrick D. Downey(4)	$75,000	$32,920	$Nil	$110,565	$4,219	$222,704
Alan R. Edwards	$60,000	$32,920	$Nil	$110,565	$4,969	$208,454
Ronald E. Smith(4)	$97,890	$32,920	$Nil	$110,565	$4,763	$246,138
Joseph G. Spiteri(5)	$28,076	$26,456	$Nil	$Nil	$1,875	$56,407
Terrence Lyons(6)	$23,832	$6,250	$Nil	$Nil	$1,125	$31,207

Notes:
(1)	Director fees were paid in a combination of cash and DSUs. Directors may elect to receive the entire retainer in DSUs.
(2)

The amounts shown represent the grant date fair value of Options granted during the year. Option-based awards are valued using the Black-Scholes option pricing methodology, consistent with the accounting values used in the Company’s financial statements. However, for accounting purposes, the fair value is expensed over the vesting period based on the number of Options estimated to vest. The Option grants were fair valued using the following assumptions:

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Assumption
Share price	$6.18 - $12.74
Expected dividend yield	0%
Expected volatility	59.18% - 65.12%
Risk-free interest rate	1.27% - 2.86%
Expected life (years)	3.95 - 4.50
Fair value per option granted	$2.85 - $6.65

(3)

Mr. Benner received a year-end cash bonus of $125,000 as a one-time special bonus for his contribution to the sale of the Ocampo mine. For all directors, other amounts represent Company-paid matching contributions to the ESPP.

(4)	In connection with the sale of the Ocampo mine, Special Committee retainers were paid to Messrs. Colterjohn (chair - $30,000), Downey ($25,000) and Smith ($25,000).
(5)	Mr. Spiteri was elected to the Board of Directors at the shareholders meeting of the Company on May 25, 2012.
(6)	Mr. Lyons did not stand for re-election at the shareholders meeting of the Company on May 25, 2012.

Outstanding Share-Based and Option-Based Awards

The following table shows all awards outstanding for each director on December 31, 2012.

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Exercise Price ($)	Expiry Date	Value of Unexercised Share- in-the-money Options(1) ($)	Number of Based Awards – Unvested (#)	Market Value of Share- Based Awards – Unvested ($)	Market Value of Share- Based Awards – Vested(2) ($)
Colin K. Benner	150,000	$7.44	Apr. 13, 2017	$112,500
	50,000	$10.09	Apr. 18, 2018	$Nil
	50,000	$8.68	Mar. 23, 2019	$Nil
	100,000	$6.71	Aug. 14, 2019	$148,000
					Nil	$Nil	$159,017
Richard M.	40,000	$7.92	May 18, 2017	$10,800
Colterjohn
	35,000	$7.99	May 19, 2017	$7,000
	25,000	$10.09	Apr. 18, 2018	$Nil
	25,000	$8.68	Mar. 23, 2019	$Nil
					Nil	$Nil	$187,617
Mark J. Daniel	18,250	$5.29	May 8, 2016	$52,925
	21,900	$9.73	Jan. 8, 2017	$Nil
	21,900	$7.95	Jan. 13, 2018	$5,256
	75,000	$10.95	Nov. 14, 2018	$Nil
	25,000	$8.68	Mar. 23, 2019	$Nil
					Nil	$Nil	$34,922
Patrick D. Downey	14,600	$7.16	Feb. 23, 2013	$15,038
	14,600	$11.16	Jan. 16, 2014	$Nil
	18,250	$8.17	Feb. 8, 2015	$365
	18,250	$2.85	Jan. 13, 2016	$97,455
	21,900	$9.73	Jan. 8, 2017	$Nil
	21,900	$7.95	Jan. 13, 2018	$5,256
	75,000	$10.95	Nov. 14, 2018	$Nil
	25,000	$8.68	Mar. 23, 2019	$Nil
					Nil	$Nil	$34,922

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Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Exercise Price ($)	Expiry Date	Value of Unexercised in-the-money Options(1) ($)	Number of Share-Based Awards – Unvested (#)	Market Value of Share- Based Awards – Unvested ($)	Market Value of Share- Based Awards – Vested(2) ($)
Alan R. Edwards	40,000	$7.92	May 18, 2017	$10,800
	35,000	$7.99	May 19, 2017	$7,000
	25,000	$10.09	Apr. 18, 2018	$Nil
	25,000	$8.68	Mar. 23, 2019	$Nil
					Nil	$Nil	$65,332
Ronald E. Smith	40,000	$8.27	May 15, 2016	$Nil
	35,000	$7.99	May 19, 2017	$7,000
	25,000	$10.09	Apr. 18, 2018	$Nil
	25,000	$8.68	Mar. 23, 2019	$Nil
					Nil	$Nil	$135,381
Joseph G. Spiteri	40,000	$7.92	May 18, 2017	$10,800
	35,000	$7.99	May 19, 2017	$7, 000
	25,000	$10.09	Apr. 18, 2018	$Nil
					Nil	$Nil	$26,773

Notes:
(1)

Calculated as the closing price of the Common Shares on the TSX on December 31, 2012 (the last trading day of 2012) of $8.19, less the exercise price, multiplied by the number of in-the-money stock options that vested during the year.

(2)

Calculated as the closing price of the Common Shares on the TSX on December 31, 2012 (the last trading day of 2012) of $8.19, multiplied by the number of DSUs that vested during the year but not paid out or distributed.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table shows the incentive plan awards value vested or earned for each director for the fiscal year ending December 31, 2012 (other than Mr. Chavez and Mr. Perry) on (1) the value that would have been realized if the options under option-based awards had been exercised on the vesting date, and (2) the value realized upon vesting of share-based awards during the year ended December 31, 2012. Mr. Perry’s awards are disclosed in “Part 5 – Executive Compensation”.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Colin K. Benner	$55,500	$83,925	$125,000(3)
Richard M. Colterjohn	$Nil	$82,920	$Nil
Mark J. Daniel	$Nil	$32,920	$Nil
Patrick D. Downey	$Nil	$32,920	$Nil
Alan R. Edwards	$Nil	$32,920	$Nil
Ronald E. Smith	$Nil	$32,920	$Nil
Joseph G. Spiteri	$Nil	$26,456	$Nil

Notes:
(1)	Calculated as the closing price of the Common Share price on the TSX on the vesting date, less the exercise price, multiplied by the number of in-the-money stock options that vested. The value shown in this column does not represent the actual value the individual director could receive. The actual gain on exercise, if any, will depend on the value of the Common Shares on the date of exercise.
(2)	The values shown represent the fair value of DSUs granted and fully vested in lieu of directors’ fees on a quarterly basis.
(3)	Mr. Benner received a year-end cash bonus of $125,000 as a one-time special bonus for his contribution to the sale of the Ocampo mine.

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Director Share Ownership Requirement

AuRico has a minimum share ownership requirement for directors, under which directors are required to own AuRico Common Shares, RSUs or DSUs having a value established by the Board. The current minimum share ownership requirement for non-executive directors is a value equivalent to three times the annual cash retainer, which amounted to $150,000 in 2012. The minimum share ownership requirement for the Executive Chairman in 2012 was $375,000. Directors are expected to achieve these thresholds by the later of (a) December 31, 2013; and (b) within three years from the date the individual became a director.

Each director is required to maintain their minimum ownership level throughout his or her tenure as a director and securities may not be the object of specific monetization or other hedging arrangements to reduce or offset exposure to the market value of these holdings.

Given that the Company’s equity ownership requirements for directors require that the prescribed thresholds be attained by the later of (a) December 31, 2013; and (b) three years from the date the individual becomes a director of AuRico, all of the Company’s directors currently comply with the Company’s policy on minimum equity ownership. Ownership thresholds are calculated based on the greater of the initial acquisition cost and the then 200-day volume-weighted average price (VWAP) on the TSX as at December 31. For purposes of the table below, the Company used the 200-day VWAP on the TSX on December 31, 2012.

Share Ownership Position of AuRico Directors(1)

Director	Year Joined	Number of Common Shares	Number of DSUs	Total Number of Common Shares and DSUs	Total Value of Common Shares and DSUs ($)(2)	Value as Multiple of Retainer	Compliant with Policy (✓)(3)
Colin K. Benner(4)	2010	21,282	19,416	40,698	307,677	2.5x	✓
Richard M. Colterjohn(4)	2010	250,000	22,908	272,908	2,063,184	41.3x	✓
Mark J. Daniel(5)	2011	9,226	4,264	13,490	101,984	2.0x	✓
Patrick D. Downey(5)	2011	12,269	4,264	16,533	124,989	2.5x	✓
Alan R. Edwards(6)	2010	10,382	7,977	18,359	138,794	2.8x	✓
Ronald E. Smith	2009	5,927	16,530	22,457	169,775	3.4x	✓
Joseph G. Spiteri(7)	2012	10,080	3,269	13,349	100,918	2.0x	✓

Notes:
(1)	As of April 12, 2013, Mr. Perry’s share ownership position is captured in the table showing share ownership position of Executives as of December 31, 2012.
(2)	Value of equity holdings per unit and the 200-day VWAP on the TSX of $7.56.
(3)	The share ownership requirements are three times the annual cash base retainer, which amount to $125,000 for Mr. Benner and $50,000 for the non-executive directors.
(4)	Messrs. Benner and Colterjohn joined the Board on April 12, 2010 and have until December 31, 2013 to meet the director share ownership requirement.
(5)	Messrs. Daniel and Downey joined the Board on October 26, 2011 and have until October 25, 2014 to meet the director share ownership requirement.
(6)	Mr. Edwards joined the Board on May 13, 2010 and has until December 31, 2013 to meet the director share ownership requirement.
(7)	Mr. Spiteri previously served as a member of the Board of Directors from May 2010 to October 2011 and rejoined May 25, 2012. He has until May 24, 2015 to meet the director share ownership requirement.

If a retainer is increased, directors have two years to reach the new resulting ownership requirement. Under the 2013 director compensation policy, minimum share ownership requirement will increase to $210,000 for non-executive directors and $450,000 for the Executive Chairman.

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PART 5: EXECUTIVE COMPENSATION

Report of the Compensation Committee

We are pleased to give you important background information and context to the executive compensation discussion and analysis that follows and the decisions made about executive compensation for 2012.

Our executive compensation program is based on pay for performance and prudent risk management to motivate the senior leadership to execute corporate strategy in a manner that delivers strong results for shareholders. To assist you in making an informed decision for AuRico’s inaugural Say on Pay vote, we undertook to provide clear and straightforward disclosure of our executive compensation practices. We are pleased to share this summary of AuRico’s 2012 performance and how the results affected executive compensation.

A YEAR OF CHANGE

Operationally, the Company more than doubled production on a year-over-year basis at its two continuing operations, as the Young-Davidson mine commenced commercial production, resulting in cash costs per gold ounce of US$516 and full year revenue of $163.6 million from the two core operations.

On many fronts, 2012 was a transformative year and one that the Board believes repositions the Company for more consistent, reliable and sustainable growth from 2013 onward. Here are some significant highlights:

✓	Achieved commercial production at the Young-Davidson mine, now our flagship asset;
✓	Sold the Stawell and Fosterville mine in Australia for CAD$105 million;
✓	Sold the El Cubo mine and Guadalupe y Clavo project for US$230 million;
✓	Sold the Ocampo mine and other assets for US$750 million;
✓	Assembled a new senior leadership team following resignations of the CEO and the COO (Mexico);
✓	Settled a legacy class action suit;
✓	Implemented sustainability metrics at all of our operations;
✓	Completed an internal feasibility study for the Kemess Underground Mine; and
✓	Completed a US$300 million substantial issuer bid, reducing the share count by 12.8%.

OUR APPROACH TO COMPENSATION

The current compensation plan adopts a balanced approach to shorter-term financial and operating results and longer-term strategic objectives and is designed with the following considerations in mind:

  Linking compensation to the Company’s performance;

  Emphasizing variable compensation that is contingent upon achievement of key business objectives;

  Compensating executives at a level and in a manner that ensures AuRico is capable of attracting, motivating and retaining superior talent; and

  Aligning the interests of executive officers with the short- and long-term interests of Shareholders.

Alignment with Shareholders is achieved in a variety of ways, including minimum shareholding requirements and a compensation claw-back policy. To further strengthen the alignment between pay and performance in 2013, the Company increased the percentage of variable compensation for its senior executive officers and introduced a performance share unit plan under the Long-Term Incentive Plan, for which we are seeking shareholder approval.

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Our compensation philosophy in 2012 was to target the median total direct compensation of an appropriate peer group. We retained the services of two compensation consultants (Mercer and Meridian Compensation Partners) to assist with benchmarking, plan design, compensation levels and pay mix.

PAYING FOR PERFORMANCE

With respect to 2012 annual performance commitments, the Company fell short on a number of the metrics established at the beginning of the year, resulting in bonus payments that were 65% of the targeted amount. This resulted in a decrease in total compensation for the CEO between 2011 and 2012.

However, we believe that the executive team made important progress in 2012 in both absolute and relative terms. Our stock price finished the year where it started, at CAD$8.19, while our peer group declined by 14.4% . Thus, on a relative basis, we believe that Management’s efforts in 2012 to position the Company for long-term growth and favourable per share metrics were recognized by our Shareholders. Of particular note was the successful outcome of the Ocampo mine sale for US$750 million, which the Compensation Committee felt warranted special consideration on an exceptional basis. The Compensation Committee and the Board are of the view that one-time bonuses should be exceptional items and that the recommended incentive plans are now set up to adequately reward Management in most instances.

Entering 2013, AuRico has a strong balance sheet, a quality, low-cost asset base, a shareholder-friendly management team and exciting growth prospects at the Young-Davidson mine, where the commissioning of the Northgate shaft will enhance unit costs and improve underground productivities.

AuRico’s approach to executive compensation is described in greater detail in the following pages of the Compensation Discussion and Analysis. We believe that our approach has been applied in a consistent manner and continues to support our goal of maximizing value for our Shareholders.

Thank you for your ongoing trust and support. As always, we welcome your comments or questions, which you can submit via email to info@auricogold.com.

Respectfully submitted by the Compensation Committee on behalf of the Board of Directors,

Mark J. Daniel (Chairman)
Alan R. Edwards
Ronald E. Smith

Composition and Role of the Compensation Committee

The Compensation Committee is comprised of three independent directors: Messrs. Daniel (Chair), Edwards and Smith, all of whom have senior level experience in executive management and human resources. The chair of the Committee, Mr. Daniel, was Vice President, Human Resources at Vale Canada (formerly Inco Limited) from 2000 to 2007.

The Board is confident that the Compensation Committee collectively has the knowledge, experience and background to carry out the Committee’s mandate effectively and to make executive compensation decisions in the best interests of the Company and its Shareholders.

The Compensation Committee’s primary responsibilities include:

  Developing an executive compensation strategy;

  Establishing annual performance objectives in consultation with the CEO;

  Reviewing the performance of the Company’s senior executives;

  Making recommendations to the Board relating to executive compensation;

  Administering AuRico’s compensation policies and practices;

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  Administering the Company’s share-based compensation plans;

  Succession planning; and

  Reviewing the remuneration of the Board.

Compensation Philosophy and Approach

The Company operates in a cyclical and highly capital intensive industry. The nature of the business requires a long-term outlook on building value for our shareholders. Existing executive compensation programs reinforce this by emphasizing long-term incentives rather than only annual operating and financial objectives. Stock options have a five to seven year term and we have introduced PSUs in 2013 (subject to shareholder approval) with vesting that is contingent on Total Shareholder Return relative to a gold sector peer group. Annual long-term incentive grants align executives with share price performance throughout the cycle. Minimum share ownership requirements for senior executives encourage them to build and maintain equity ownership throughout their tenure. The emphasis on equity compensation and the significant shareholdings by our executives create a direct link between share price performance and the potential value that can be realized from the equity programs.

AuRico’s compensation program is also focused on short-term operational and financial targets as well as risk mitigation relating to financial and sustainability metrics. In order to reward operational performance, annual incentive bonus results are linked to quantitative metrics that are nonetheless subject to the final review and judgment of the Compensation Committee to account for certain events that are outside of Management’s control as well as for the documented results of Management’s response to opportunities and unplanned events that arise during the course of the year and implementation of business process improvements. Such adjustments, if any, are not made without considerable deliberation and consideration of fairness, transparency and accountability issues.

The Committee believes that executive compensation programs are reasonably competitive in the mining industry, as is required in order to attract, motivate and retain highly qualified and experienced executives.

Decision-Making Process

In determining recommendations for the total compensation for Named Executive Officers (“NEOs”), the Board of Directors delegates responsibility to the Compensation Committee. The Compensation Committee communicates regularly and directly with the Company’s executive officers. Time is set aside at each regularly scheduled Compensation Committee meeting for the members of the Compensation Committee to meet independent of Management. The Compensation Committee reports regularly to the Board of Directors. In addition, the Compensation Committee seeks the views of the Company’s CEO when reviewing compensation for other executive officers because of his day-to-day involvement with these officers. The Compensation Committee believes that the CEO is in the best position to assess the performance of his direct reports and to provide valuable input regarding salary adjustments, level of payment of short-term incentives, as well as appropriate long-term incentives grants. The Compensation Committee also asks, and expects the CEO to provide comments, based on his judgment and deep knowledge of the strategic goals of the Company, on the design of any new compensation program that is implemented. The Compensation Committee considers information it receives from Management, but makes independent recommendations to the Board on all executive compensation matters. The Compensation Committee retains independent firms on an annual basis to provide necessary benchmarking and standard practice information in order to assist with their review of executive compensation.

Compensation Risk Management

The Compensation Committee avoids compensation policies that encourage excessive risk-taking, such as those that pay out before the risks associated with the performance are likely to materialize. The Compensation Committee is also sensitive to the possible reputational damage that could be suffered by the Company where executives are not compensated in a manner that is consistent with the objectives of AuRico’s compensation program or that is otherwise not in the best interests of the Company and its Shareholders. To mitigate the risks associated with the Company’s compensation policies and programs and specifically ensure the compensation policies and practices do not encourage undue risk-taking on the part of its executives, the Company has implemented mitigating practices, such as share ownership requirements, restrictions on hedging, a claw-back policy and a PSU plan, all of which are discussed in greater detail below.

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Compensation Consultants

When the Compensation Committee considers it necessary or advisable, it may retain outside consultants to assist or advise the Committee on any matter within its mandate. The Committee has the sole authority to retain and terminate these consultants. The table below summarizes the fees related to determining compensation for the Company’s directors and executives (“Executive Compensation Related Fees”) and the fees from these consultants for other services (“All Other Fees”).

	2012		2011
Consultant	Executive Compensation- Related Fees	All Other Fees	Executive Compensation- Related Fees	All Other Fees
Mercer	$50,915	$Nil	$22,296	$Nil
Meridian	$4,580	$Nil	$Nil	$Nil

Among other things, Mercer has been retained by the Compensation Committee to provide executive and board compensation benchmarking data and compensation recommendations. During 2012 the Committee engaged the services of Meridian Compensation Partners, to serve as an independent advisor to the Committee on long-term incentive plan considerations.

Compensation Discussion and Analysis

Named Executive Officers

In 2012, AuRico’s Named Executive Officers (NEOs) were:

Name	Title
Scott Perry	President & Chief Executive Officer(1)
Peter MacPhail	Executive Vice President & Chief Operating Officer
Trent Mell	Executive Vice President, Corporate Affairs
René Marion	Former President & Chief Executive Officer
Russell Tremayne	Former Executive Vice President & Chief Operating Officer – Mexico
Charlene Milner	Senior Vice President, Finance (Interim CFO in H2 2012)

Notes:
(1)	Mr. Perry was Executive Vice President & Chief Financial Officer until September 2, 2012.

Objectives of the Executive Compensation Program

The Company’s executive compensation policies underpin a number of objectives:

  Attract, motivate and retain highly qualified and experienced executives;

  Recognize and reward contributions to the success of the Company as measured by the accomplishment of specific performance objectives;

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  Ensure that a significant proportion of compensation is directly linked to the success of the Company while not encouraging excessive or inappropriate risk-taking;

  Promote adherence to the high standards and values reflected in the Company’s Code of Conduct and Sustainability Charter;

  Ensure retention by setting total direct compensation targets at a level that is competitive with the markets in which the Company competes; and

  Protect long-term Shareholder interests by ensuring NEO and other senior executive interests are aligned with those of Shareholders.

Fundamentally, the Company’s compensation practices are intended to promote value-creation actions for the benefit of Shareholders, and to reward individual and team efforts for meeting short-term and long-term objectives.

Executive Compensation Strategy

NEOs cannot control a number of significant factors that impact financial results, including commodity prices, foreign exchange rates, the cost of consumables and political uncertainty. Compensation program design thus considers factors over which the executive officers can exercise control, such as meeting budget targets established by the Board of Directors at the beginning of each year, controlling costs, taking successful advantage of business opportunities and enhancing the competitive and business prospects of the Company.

Comparator Group

It is the Company’s intention to provide competitive total compensation packages to executive officers to ensure senior Management is appropriately retained and engaged. Competitive peer or comparator group data is used as general guidance to establish NEO compensation targets.

The NEOs included in this Circular include two executives who have left the organization (Messrs. Marion and Tremayne) as well as Ms. Milner, who served in the role of Interim CFO from September 2012 to January 2013. For purposes of year-end compensation comparator group benchmarking, however, the relevant executive officers were Mr. Perry and the Company’s three Executive Vice Presidents; Mr. MacPhail, Mr. Mell and incoming Executive Vice President & Chief Financial Officer, Robert Chausse, who joined the Company in January 2013.

For 2012, the target compensation positioning for Mr. Perry was the median of the CEOs in the mining peer group. For each of three Executive Vice Presidents, the target compensation positioning was the median of the third most highly ranked executive in the mining peer group. Total direct compensation targets were slightly increased as part of the 2012 year-end review process, although actual positioning for all of these senior executives is believed to have been set slightly below the comparator group median for 2013. It is the intention of the Committee to consider further adjustments at the end of 2013, if performance and market conditions so warrant.

The Committee’s compensation consultant reviews the mining peer group annually with the Committee to ensure that it remains appropriate and reflective of the companies with which AuRico competes for talent, business opportunities or capital. The criteria for the mining peer group review have been selected to ensure that the peers are similar to AuRico in size, scope, and complexity of operations. These criteria include:

  Focus on both gold and base metals (as both compete for the same talent);

  At least one (and preferably multiple) operating mines;

  Comparable in terms of revenue; and

  International operations.

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The composition of the mining peer group in 2012 is listed below. The mining peer group reflects the fact that while the Company competes with other gold companies for shareholders, capital and mineral properties, the Company also competes with the broader mining industry for qualified and experienced executives. The composition of the 2012 mining peer group did not change from 2011.

2012 Comparator Group
Alacer Gold Corp.	IAMGOLD Corporation
Alamos Gold Inc.	Inmet Mining Corporation
Allied Nevada Gold Corp.	New Gold Inc.
Centerra Gold Inc.	Osisko Mining Corporation
First Majestic Silver Corp.	Pan American Silver Corp.
Hudbay Minerals Inc.	SEMAFO INC.

As current compensation data for peer executives is not available at the time of annual performance evaluations and compensation analysis, peer benchmarking must be backward-looking. For the purpose of the 2012 year-end compensation analysis, the Compensation Committee analyzed 2011 (actual) data. The data is used to establish total direct compensation targets and an appropriate pay mix for the Company’s senior executives.

The Company will evaluate and, if appropriate, update the composition of the peer group each year to ensure it remains relevant to the markets in which it competes.

Total Compensation Components

The Compensation Committee believes that the objective of NEO compensation practices should be to target a ratio of Total Direct Compensation of an appropriate peer group. Total Direct Compensation is the total of base salary, target bonus (STI) and the value of equity-linked compensation (LTI). The Company regularly reviews all elements of executive compensation to ensure that it continues to be aligned with the Company’s strategy and industry practices.

Element	Description	Objective
Base Salary

Base salary is determined through an analysis of salaries paid by companies in the comparator group as well as individual performance, which is assessed according to the achievement of business and operating goals. It reflects the capability of the individual as demonstrated over an extended period of time.

Attraction, retention and motivation Annual salary adjustments for employees who consistently exceed expectations
Annual Incentive Bonus

Annual cash incentive bonus is a portion of variable compensation that is designed to reward executives on an annual basis for achievement of corporate and business objectives, relative corporate and individual performance.

Pay for performance Align with the Company’s business strategy Attraction, retention and motivation
Long-Term Incentives

Equity compensation is a portion of variable compensation that is designed to align executive and Shareholder interests, focus executives on long-term value creation, and also support the retention of key executives in an increasingly competitive market. In determining the equity compensation levels, the Compensation Committee considers previous grants to the individual and targeted total direct compensation.

Align to Shareholder interests Pay for performance Align with the Company’s business strategy Attraction, retention and motivation
Benefits	Executives participate in standard corporate medical, extended health, dental, disability and life insurance. Executive level benefits also include annual medical examinations and a car allowance.	Attraction and retention

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Determining Compensation Mix

Once the target level of Total Direct Compensation has been set, an appropriate pay mix is established, with an emphasis on variable (or “at risk”) pay, including a strong equity-linked component. Total Direct Compensation is targeted at the median of the market, with the potential for higher levels of compensation for sustained superior performance. As outlined in the following charts, the total value is weighted towards “at risk” variable compensation – annual incentive bonus and long-term incentives.

In early 2012, the Compensation Committee approved a pay mix whereby 75% of total CEO compensation and 64% of EVP compensation was in the form of variable pay. Furthermore, 50% of total CEO compensation and 32% of EVP compensation is in the form of long-term equity-based grants.

In February 2013, the pay mix was further revised as a result of the findings from benchmarking of the comparator group by the independent compensation consultant, which recommended a higher proportion of total compensation in the form of long-term incentives. In addition and as further discussed below under “2012 Total Direct Compensation – Long-Term Incentives” and in Part 2 of this Circular, the Board is recommending that Shareholders approve the adoption of the Long-Term Incentive Plan, which includes the PSU plan, which will create even greater shareholder alignment by attaching performance conditions to the vesting of these units.

As indicated below, the target pay mix for the CEO now consists of 76% variable pay and 52% in the form of long-term equity-based grants, including 18% in PSUs. The target pay mix for the EVPs now consists of 66% variable pay, including 33% in the form of long term equity-based grants.

Setting Performance Objectives and Goals

The CEO and senior management, in consultation with the Board, are responsible for developing the Company’s overall strategic plan. On the basis of the strategic plan, annual business plans and budgets are prepared, which are reviewed and approved by the Board. The CEO meets with the NEOs and other senior executives to discuss the specific objectives required for achieving the strategic and annual business plans. Annual corporate and personal performance commitments are then developed, reflecting these specific objectives. The CEO advises the Compensation Committee of the corporate performance commitments and discusses the alignment with the corporate business strategy. The Compensation Committee makes a recommendation to the Board regarding the final corporate performance commitments.

The proportion of annual incentive bonus linked to corporate objectives (rather than personal objectives) increases with the seniority of the individual, on the premise that senior officers are best positioned to ensure that corporate objectives are achieved. For the President & CEO and the Executive Vice Presidents, 100% of their annual bonus entitlement is determined based on achievement of corporate performance objectives:

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Title	Personal Performance	Corporate Performance	Total
President & CEO and EVPs	0%	100%	100%
Senior Vice President, Finance	50%	50%	100%

Reviewing Performance and Setting Compensation

The Compensation Committee makes recommendations to the Board regarding the CEO’s compensation. In making these recommendations, the Committee takes into consideration the Company’s performance relative to corporate performance commitments. The Committee reviews the various elements of the CEO’s compensation in the context of the Total Direct Compensation, including salary, the annual incentive award, and the long-term incentive award. As part of preparing its recommendations regarding the CEO’s compensation, the Committee refers to compensation provided to chief executive officers among the comparator group of companies and consults with an independent compensation advisor. The Committee presents its recommendations to the Board, which in turn approves the CEO’s compensation.

The Compensation Committee consults with the CEO concerning his evaluation of the performance of the executives who report to him. The CEO makes recommendations to the Committee regarding executive salary increases, annual incentive bonuses and long-term incentives, and total compensation for executives being hired or promoted. As part of this process, the Committee reviews Total Direct Compensation information for the NEOs and other senior executives. The Committee’s recommendations regarding compensation for NEO and other officers are presented to the Board for approval.

Compensation plans are regularly reviewed to ensure a significant portion of NEO compensation is aligned with long-term shareholder value creation. The Company’s compensation plans have been designed to be simple, clear and transparent. At the same time, there must be a clear connection between financial and operating performance and NEO compensation. The Compensation Committee also regularly assesses potentially material adverse risks facing the Company arising from the Company’s compensation practices.

Executive Compensation Claw-Back Policy

The Board has adopted an Executive Compensation Claw-back Policy linked to compensation from variable compensation plans. Pursuant to this policy, the Board may seek reimbursement of all or a portion of incentive compensation received by an executive in situations where:

  There is a material restatement of the Company’s financial results;

  The officer engaged in gross negligence, intentional misconduct or fraud that caused or partially caused the need for the restatement; and

  The relevant compensation award would have been lower had the financial results been properly reported.

Hedging

The Company’s Insider Trading Policy prohibits insiders and employees from selling shares in AuRico that they do not own or have not fully paid for (“short-selling”) and from buying or selling financial instruments on shares of the Company at any time that are designed to hedge or offset a decrease in the value of the Company’s shares.

2012 Total Direct Compensation

Base Salary

Base salaries are determined through an analysis of salaries paid by companies in the comparator group, as well as individual performance measured against the achievement of business and operating goals.

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Base salaries are normally reviewed at the beginning of each year. The CEO recommends base salary adjustments to the Compensation Committee for the NEOs, other than himself, and other officers. The Committee determines the base salary adjustment for the CEO taking into consideration the performance of the CEO and the advice it has received from its compensation advisor.

For the 2013 fiscal year, base salaries increased by 5.8% to 9.1% and base salary will constitute 24% of target total direct compensation for the CEO and 33% of target total direct compensation for the Executive Vice Presidents. Salary increases were based on a competitive compensation assessment and are reflective of the median market pay levels for the peer group and commensurate with the roles and responsibilities of the positions.

Name	Title	2012 Base Salary	2013 Base Salary
Scott Perry	President & Chief Executive Officer	$550,000	$600,000
Robert Chausse	Executive Vice President & Chief Financial Officer(1)	N/A	$365,000(1)
Peter MacPhail	Executive Vice President & Chief Operating Officer	$341,500	$365,000
Trent Mell	Executive Vice President, Corporate Affairs	$345,000	$365,000

Notes:
(1)	Mr. Robert Chausse was appointed Executive Vice President & Chief Financial Officer on January 21, 2013.

Annual Incentive Bonus

The annual incentive bonus is a short-term variable element of compensation constituting approximately 24% to 33% of target total direct compensation. This incentive is intended to link pay to annual performance commitments that will contribute to enhanced shareholder value. For all of the NEOs other than Ms. Milner, the annual performance incentive plan is designed with 100% weighting on the achievement of corporate performance commitments. Target annual performance incentives for 2012 were set at 100% of base salary for all of the NEOs, other than Ms. Milner, who was at 50%.

2012 Corporate Performance Results

The table below provides information about the corporate performance measurement categories, metrics, weightings and target performance goals or range of performance, and actual performance outcomes. For details on the Company’s 2012 results, see AuRico’s consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2012.

If the Company achieves the established target objectives in the table below, the executive is eligible to receive 100% of his or her target annual incentive bonus. A performance factor is applied to each corporate performance commitment whereby executives can earn 0 to 1.5 times the target bonus for each measurable element. As a result, actual payouts can range from zero (if specified threshold performance criteria are not met) to 150% of target, depending on the level of performance.

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Performance Measurement Category	Performance Metric	Threshold Performance Goal (0%)	Target Performance Goal (150%)	Maximum Performance Goal (100%)	Weighted Result
Financial & Operating	Cash Costs (USD per oz)	>$570/oz	$510/oz	<$490/oz	20%
Performance	Production (000’s oz)	<385	415	>425	25%
(65%)	Capital expenditures (USD, millions)	>$355	$310	<$295	20%
Growth (15%)	Reserve Replacement (000’s oz)	<390	480	>510	15%
Sustainability (20%)	Lost Time Frequency Rate	>1.6	1.3	<1.2	5%
	Incident Severity Rate (MASHA)	>500	200	<100	5%
	Environment (GRI Incident Category)	6	3	1	5%
	Community Relations Metrics(1)	–	–	–	5%

Notes:
(1)	Community Relations Metrics are not readily quantifiable and involve a measure judgment.

For 2012, the Compensation Committee concluded that Management achieved a score of 65% against the performance commitments.

In December 2012 and February 2013, the Compensation Committee held meetings to discuss actual performance against corporate performance commitments. In order to arrive at their decision, consideration was given to the fact that target levels included the El Cubo and Ocampo mining operations, both of which were sold during the year. While the Committee had no difficulties adjusting operating and financial targets to reflect the continuing operations, some judgment was required to make a determination on performance relating to sustainability and growth targets. Some discussions also took place as to whether performance of the disposed assets should be considered for the portion of the year during which AuRico owned them or exclude them altogether. After extensive discussions, it was felt that 65% adequately reflected actual results, including production and cash costs that fell short of guidance largely as a result of poor performance at the Ocampo mine that was sold in December 2012. The cash costs metric is a non-GAAP measure. For more information about cash costs, please see the discussion of non-GAAP measures on page 30 of the Company’s MD&A for the year ended December 31, 2012.

The Board of Directors accepted the recommendation of the Compensation Committee after having its own deliberation on performance and determined that the following cash bonuses would be awarded:

Name	Title	Cash Bonus ($)	% of 2012 Base Salary Awarded
Scott Perry	President & Chief Executive Officer and former Executive Vice President & Chief Financial Officer	$357,500	65%
Peter MacPhail	Executive Vice President & Chief Operating Officer	$222,300	65%
Trent Mell	Executive Vice President, Corporate Affairs	$168,188	117%(1)
René Marion	Former President & Chief Executive Officer	$238,333	65%(2) (3)
Russell Tremayne	Former Executive Vice President & Chief Operating Officer – Mexico	$233,906	65%
Charlene Milner	Senior Vice President, Finance	$78,788	41%

Notes:
(1)	Mr. Mell joined the Company on July 30, 2012 but was paid a notional 65% bonus prorated to nine months of service to reflect forgone compensation upon joining AuRico.
(2)	Mr. Marion resigned as President and Chief Executive Officer effective September 3, 2012 on the understanding that he would be eligible for a bonus prorated for his period of employment.
(3)

Mr. Tremayne’s bonus was paid in US$ but the amounts in the table above have been converted to CAD$ using the exchange rate of 0.9996, representing the average exchange rate for the 2012 fiscal year as quoted by the Bank of Canada.

In December 2012, the Company completed the disposition of the Ocampo mine for cash proceeds of USD$750 million. In recognition of the successful close of the transaction, which required a level of effort during 2012 that was significantly over and above the ongoing responsibilities of the key employees responsible for the transaction, the Committee, together with the other independent members of the Board, determined that it was appropriate to award a special one-time “major transaction bonus” to these employees.

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As a condition to these bonus payments, executives were required to reinvest at least 75% of the after-tax amount in Shares of AuRico, which was done during the first quarter of 2013. Bonuses were paid as a percentage of base salary, with the highest percentage being paid to Messrs. Perry, Mell and Tremayne, each of whom was instrumental in ensuring a successful outcome.

The Young-Davidson bonus payments are a carryover from a one-time transaction bonus awarded in 2011 related to the acquisition of Northgate Minerals Corporation and the Young-Davidson mine. A bonus was payable to Messrs. Perry, Marion and Tremayne upon commissioning the Young-Davidson mill and a second bonus was payable upon achieving commercial production at the Young-Davidson mine. Both events occurred during the 2012 calendar year.

There are no other special bonus arrangements in place. The Compensation Committee and the Board are of the view that special bonuses should be exceptional items and that the recommended incentive plans are now set up to adequately reward Management in most instances.

Executive	Ocampo Transaction Bonus	2011 Young-Davidson Bonus	Total
Scott Perry	$471,000	$378,600	$849,600
Peter MacPhail	$119,525	$Nil	$119,525
Trent Mell	$345,000	$Nil	$345,000
René Marion	$Nil	$660,000	$660,000
Russell Tremayne(1)	$360,356	$299,880	$660,236
Charlene Milner	$95,500	$Nil	$95,500

Notes:
(1)

The bonuses for Mr. Tremayne were paid in $US; therefore the bonus amounts in the table above have been converted to CAD$ using the exchange rate of 0.9996, representing the average exchange rate for the 2012 fiscal year as quoted by the Bank of Canada.

Long-Term Incentives

The Compensation Committee and the Board believe that equity-based compensation plans are the most effective way to align the interests of Management with those of shareholders. Long-term incentives must also be competitive with the comparator group and align with our compensation philosophy to target the market median. As Messrs. Marion and Tremayne left the Company, neither received long-term incentive grants for their 2012 performance.

Stock Options

The Board approved the following stock option grants for the Named Executive Officers for the period ended December 31, 2012:

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Name	Title	% of 2012 Base Salary Awarded	Value of Stock Options Awarded	Number of Stock Options Awarded(1)
Scott Perry	President and Chief Executive Officer and former Executive Vice President & Chief Financial Officer	164%	$900,000	335,968
Peter MacPhail	Executive Vice President & Chief Operating Officer	71%	$243,333	90,836
Trent Mell	Executive Vice President, Corporate Affairs	71%	$243,333	90,836
Charlene Milner	Senior Vice President, Finance	121%	$230,230	70,000

Notes:
(1)

For Messrs. Perry, MacPhail and Mell, the number of stock options awarded was determined by dividing the dollar value awarded by the Black-Scholes fair value of the Company’s Common Shares on the February 7, 2013 grant date of $2.6788. Ms. Milner was awarded 40,000 options on October 11, 2012 and 30,000 stock options on December 19, 2012. The Black- Scholes fair value of the Company’s Common Shares on the grant date were $3.7199 and $2.7144 respectively.

Performance Share Units

The Board approved the following PSU grants for the Named Executive Officers on February 7, 2013 for the period ended December 31, 2012:

Name	Title	% of 2012 Base Salary Awarded	Value of PSUs Awarded	Number of PSUs Awarded(1)
Scott Perry	President and Chief Executive Officer and former Executive Vice President & Chief Financial Officer	82%	$450,000	63,559
Peter MacPhail	Executive Vice President & Chief Operating Officer	36%	$121,667	17,185
Trent Mell	Executive Vice President, Corporate Affairs	35%	$121,667	17,185

Notes:
(1)	The number of PSUs awarded was determined by dividing the dollar value awarded by the 5-day VWAP for of the Company’s Common Share on the February 7, 2013 grant date of $7.08.

The PSU awards are conditional on Shareholder approval of the proposed performance share unit plan under the Long-Term Incentive Plan at the upcoming Shareholder meeting. The Board is recommending that Shareholders approve the plan, which it believes will create even greater Management alignment with Shareholders by attaching performance conditions to vesting of these units. If the Long-Term Incentive Plan is not ratified by Shareholders, the PSU grants reported above will be converted into cash-settled time-vested RSUs under the RSU Plan (discussed below), payable in equal instalments on the first, second and third anniversary of the grant.

The Compensation Committee determined the performance criteria for the 2012 PSU grants as AuRico’s relative three-year Total Shareholder Return (“TSR”) compared to the TSR of a PSU performance peer group. Units vest as to 50% on the second anniversary of the grant date and the remaining 50% on the third anniversary of the grant date, subject to the achievement of relative TSR as set out in the table below:

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Relative Total Shareholder Return (Percentile Ranking)	Adjustment Factor
<30th percentile	0
30th percentile	0.50
40th percentile	0.75
50th percentile	1.00
60th percentile	1.33
70th percentile	1.66
80th percentile	2.00

Mercer advised the Compensation Committee on the design of the Long-Term Incentive Plan, including a review of appropriate performance metrics for the 2012 PSU awards and recommendations about the composition of the performance peer group. Mercer started with the 2012 compensation peer group, eliminated non-gold mining companies and added other gold mining companies to establish a representative group of peer gold companies for benchmarking our TSR performance. By creating a peer group comprised solely of gold companies, the relative TSR of the Company is believed to better reflect the performance of Management. The table below lists the companies that make up the performance peer group for the 2012 PSU awards. The Committee can use its discretion to adjust the peer group in the future to reflect changes arising from mergers, takeovers or consolidation in the market.

2012 PSU Relative TSR Peer Group
Agnico-Eagle Mines Limited	Detour Gold Corporation
Alacer Gold Corp.	Eldorado Gold Corporation
Alamos Gold Inc.	IAMGOLD Corporation
Allied Nevada Gold Corp.	New Gold Inc.
Argonaut Gold Inc.	Osisko Mining Corporation
B2Gold Corp.	SEMAFO INC.
Centerra Gold Inc.

Performance Graph

The graph below compares the performance of AuRico Common Shares to the S&P/TSX Composite Index and the S&P/TSX Global Gold Index (formerly the S&P/TSX Capped Gold Index) for the five most recently completed financial years. It shows our total cumulative shareholder return for $100 invested in AuRico Common Shares on December 31, 2007 compared to the two indices over the same five-year period, assuming reinvestment of all dividends.

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	12/31/2007	12/31/2008	12/31/2009	12/31/2010	12/31/2011	12/31/2012
AuRico Gold (TSX)	100.00	84.80	145.85	102.01	102.89	102.89
S&P/TSX Composite Index	100.00	64.97	84.91	97.18	86.42	89.88
S&P/TSX Global Gold Index	100.00	100.76	107.73	135.67	116.25	97.75

AuRico has outperformed both indices over the five-year period. In addition, AuRico outperformed its comparator group by ending the year with a stock price of CAD$8.19, which is where the Company started the year. By contrast, the comparator group finished the year down 14.4% .

The Company has grown considerably since 2008 and its asset base today is comprised entirely of assets acquired through M&A activity in 2011. Over the five-year period, the Compensation Committee has established compensation objectives that appropriately reflect a competitive marketplace and the evolution of the Company to its current position as an emerging and profitable multi-mine precious metals producer.

The share price performance trend illustrated within this chart does not necessarily reflect the trend in the Company’s compensation to executive officers over the same time period. The share price valuation of gold producers fluctuates with changes in the underlying commodity prices, and at no time during the period was compensation intended to reflect share price performance driven by externalities. Alignment with shareholders is nonetheless achieved by awarding a significant portion of compensation in the form of long-term equity-based incentives.

The Company continues to strive to deliver superior Shareholder value by building a culture of excellence in every aspect of what the Company does, through organic growth, exploration, accretive industry consolidation and commitment to socially responsible practices within the communities in which the Company works.

Summary of Total Compensation for NEOs / Summary Compensation Table

The following table sets out, for the three most recently completed financial years ended December 31, 2012, the compensation paid to or earned by each of the Named Executive Officers.

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Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary ($)	Share- Based Awards(7) ($)	Option- Based Awards(8) ($)	Annual Incentive Plan(9) ($)	Long Term Incentive Plan(10) ($)	All Other Compensation(11) ($)	Total Compensation ($)
Scott Perry(1) President and Chief Executive Officer	2012 2011 2010	$408,577 $361,000 $361,000	$450,000 $469,300 $361,000	$1,575,092 $199,488 $303,974	$1,207,100 $834,693 $273,909	$Nil $Nil $Nil	$55,355 $51,518 $40,281	$3,696,124 $1,915,999 $1,340,164
Peter MacPhail(2) Executive Vice President & Chief Operating Officer	2012 2011 2010	$342,427 $306,600 N/A	$121,667 $156,000 N/A	$243,333 $172,411 N/A	$341,825 $268,908 N/A	$Nil $Nil N/A	$36,473 $879,165 N/A	$1,085,725 $1,783,084 N/A
Trent Mell(3) Executive Vice President, Corporate Affairs	2012 2011 2010	$139,327 N/A N/A	$121,667 N/A N/A	$856,760 N/A N/A	$513,188 N/A N/A	$Nil N/A N/A	$5,971 N/A N/A	$1,636,913 N/A N/A
René Marion(4) Former President and Chief Executive Officer(1)	2012 2011 2010	$409,441 $550,000 $500,000	$Nil $1,457,500 $500,000	$Nil $607,858 $433,059	$898,333 $1,327,150 $379,375	$Nil $Nil $Nil	$38,111 $37,403 $26,178	$1,345,885 $3,979,911 $1,838,612
Russell Tremayne(5) Former Executive Vice President & Chief Operating Officer	2012 2011 2010	$360,356 $346,174 $360,325	$Nil $455,000 $350,000	$Nil $193,409 $303,974	$894,142 $841,698 $266,191	$Nil $Nil $Nil	$1,785,818 $41,829 $41,576	$3,040,316(11) $1,878,110 $1,322,066
Charlene Milner(6) Senior Vice President, Finance & Interim CFO	2012 2011 2010	$191,000 $173,596 $130,000	$Nil $Nil $Nil	$230,230 $257,203 $155,285	$174,288 $104,310 $40,170	$38,200 $34,072 $39,000	$14,325 $10,502 $2,925	$648,043 $579,683 $367,380

Notes:
(1)	Mr. Perry was appointed President and Chief Executive Officer, effective September 3, 2012, after serving as Executive Vice President and Chief Financial Officer since February 2008.
(2)

Mr. MacPhail joined the Company on October 26, 2011 as a result of the acquisition of Northgate. The amounts disclosed include the total compensation earned by Mr. MacPhail in 2011 as COO of Northgate and the Company. Mr. MacPhail became the Executive Vice President and Chief Operating Officer of the Company on January 4, 2013.

(3)	Mr. Mell joined the Company on July 30, 2012.
(4)	Mr. Marion resigned as President and Chief Executive Officer effective September 3, 2012.
(5)

Mr. Tremayne resigned as Executive Vice President and Chief Operating Officer (Mexico) on January 4, 2013. His salary was paid in $US and for the above table have been converted to CAD using the average currency exchange rate of US$1 = CAD$1.0295 for the 2010 year, US$1 = CAD$0.989 for the 2011 year, and US$1 = CAD$0.996 for the 2012 year as quoted by the Bank of Canada.

(6)

Ms. Milner served as interim Chief Financial Officer from September 3, 2012 to January 20, 2013. On January 21, 2013, Mr, Robert Chausse joined the Company and was appointed Executive Vice President & Chief Financial Officer.

(7)

The values shown for 2011 and 2012 represent the grant date fair value of RSUs or PSUs granted, including grants subsequent to year-end in recognition of performance during the previous year. In 2010, the values represent the grant date fair value of DSUs. The grant date fair value in the table is the same as the accounting fair value recorded by the Company at the time of grant. However, for accounting purposes, the fair value is expensed over the vesting period based on the number of PSUs, RSUs and DSUs estimated to vest. The fair value is based on the 5-day volume weighted average Common Share price on the TSX immediately preceding the grant date.

(8)

The values shown represent the grant date fair value of stock options granted, including grants subsequent to year-end in recognition of performance during the previous year. Option-based awards are valued using the Black-Scholes option pricing methodology, consistent with the accounting values used in the Company’s financial statements. However, for accounting purposes, the fair value is expensed over the vesting period based on the number of Options estimated to vest. The Option grants were fair valued using the following assumptions:

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Assumption
Share price	$6.45 - $11.11
Expected dividend yield	0%
Expected volatility	52.80% - 64.40%
Risk-free interest rate	1.18% - 2.51%
Expected life (years)	3 - 7
Fair value per option granted	$2.68 - $7.06

(9)

These values represent the annual incentive bonuses paid in cash to each executive, as approved by the Board of Directors, including annual incentive bonuses and one-time milestone/transaction bonuses.

(10)	These values represent the amounts earned under the Company’s long-term incentive retention plan.
(11)

In 2012, Mr. Tremayne’s change of control entitlements were triggered upon the sale of the Ocampo mine (his primary place of work), resulting in a payment of $1,763,148. In 2011, Mr. MacPhail’s change of control benefits accrued as a result of the Company’s acquisition of Northgate in the amount of $851,676. Other amounts in this column include life and disability benefit premiums, matching RRSP contributions, and matching contributions to the Employee Share Purchase Plan.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning the aggregated stock options, RSUs, PSUs and DSUs granted to the Named Executive Officers of the Company and outstanding at the end of the year ended December 31, 2012.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Exercise Price ($)	Expiry Date	Value of Unexercised in- the-money Options(1) ($)	Number of Share-Based Awards – Unvested (#)	Market Value of Share-Based Awards – Unvested(2) ($)	Market Value of Share-Based Awards – Vested(3) ($)
Scott Perry	100,000 73,000 41,876 200,000	$6.48 $6.96 $9.63 $6.71	Feb. 11, 2013 Nov. 9, 2017 Feb. 28, 2019 Sept. 4, 2019	$171,000 $89,790 $Nil $296,000	62,963	$515,667	$524,021
Peter MacPhail	36,500 36,500 45,625 45,625 54,750 54,750 36,192	$7.16 $11.16 $8.17 $2.85 $9.73 $7.95 $9.63	Feb. 23, 2013 Jan. 16, 2014 Feb. 8, 2015 Jan. 13, 2016 Jan. 8, 2017 Jan. 13, 2018 Feb. 28, 2019	$37,595 $Nil $912 $243,638 $Nil $13,140 $Nil	16,197	$132,653	$Nil
Trent Mell	200,000	$6.55	Jul. 30, 2019	$328,000	Nil	$Nil	$Nil
René Marion	104,000 127,600	$6.96 $9.63	Nov. 9, 2015 Feb. 28, 2019	$127,920	133,219	$1,091,061	$900,092
Russell Tremayne	90,000 100,000 75,000 73,000 40,600	$6.69 $8.08 $6.24 $6.96 $9.63	Jan. 29, 2013 Apr. 16, 2013 Jan. 6, 2016 Nov. 9, 2017 Feb. 28, 2019	$135,000 $11,000 $146,250 $89,790 $Nil	18,170	$148,812	$700,384
Charlene Milner	3,000 16,500 22,000 25,000 25,000 40,000 30,000	$6.56 $9.94 $11.43 $8.21 $10.95 $7.10 $8.10	Jan. 28. 2013 May 26, 2015 Jan. 16, 2017 Feb. 9, 2018 Nov. 14, 2018 Oct. 11, 2019 Dec. 19, 2019	$4,890 $Nil $Nil $Nil $Nil $43,600 $2,700	Nil	$Nil	$Nil

Notes:
(1)	Calculated as the closing Common Share price on the TSX on December 31, 2012 (the last trading day of 2012) of $8.19, less the exercise price, multiplied by the number of in-the-money stock options.
(2)	Calculated as the closing Common Share price on the TSX on December 31, 2012 (the last trading day of 2012) of $8.19, multiplied by the number of RSUs that have not vested during the year.
(3)

Calculated as the closing Common Share price on the TSX on December 31, 2012 (the last trading day of 2012) of $8.19, multiplied by the number of DSUs and RSUs that vested during the year but that were not paid out or distributed.

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Incentive Plan Awards – Value earned or vested during the year

The following table sets forth information concerning the value of incentive plan awards to the Named Executive Officers of the Company which vested or were earned during the year ended December 31, 2012:

Name	Option Based Awards – Value Vested During the Year(1)	Share Based Awards – Value Vested During the Year(2)	Non-Equity Incentive Plan Compensation – Value Earned During the Year
Scott Perry	$212,928	$108,878	$1,207,100
Peter MacPhail	$Nil	$Nil	$341,825
Trent Mell	$Nil	$Nil	$513,188
René Marion	$33,020	$342,126	$898,333
Russell Tremayne	$269,973	$300,243	$894,142
Charlene Milner	$10,125	$Nil	$212,488

Notes:
(1)

Calculated as the closing Common Share price on the TSX on the vesting date, less the exercise price, multiplied by the number of in-the-money Options. The value shown in this column does not represent the actual value the individual NEO could receive. The actual gain on exercise, if any, will depend on the value of the Common Shares on the date of exercise.

(2)	Calculated as the closing Common Share price on the TSX on the vesting date, multiplied by the number of RSUs and DSUs vested.

Equity Ownership Requirement

AuRico has a minimum share ownership requirement for the Chief Executive Officer and Executive Vice Presidents, pursuant to which they are required to own AuRico Common Shares, PSUs (subject to Shareholder approval of the Plan), RSUs or DSUs having a value established by the Board. The current minimum share ownership requirements are (i) for the CEO, a value equivalent to three times annual base salary and (ii) for the Executive Vice Presidents, a value equivalent to one time annual base salary. Executives must achieve this ownership threshold by the later of (a) December 31, 2013; and (b) within three years from the date the individual became an officer of the Company. Given Mr. Perry’s appointment to CEO in 2012, he will have two years from his appointment to reach the new resulting ownership requirement.

Ownership thresholds are calculated based on the greater of the initial acquisition cost and the 200-day VWAP on the TSX as at December 31 of the prior year. For purposes of the table below, the Company used the 200-day VWAP on the TSX on December 31, 2012.

Each individual is required to maintain their minimum ownership level throughout his term as an officer of AuRico and securities may not be the object of specific monetization or other hedging arrangements to reduce or offset exposure to the market value of these holdings.

Given that the Company’s equity ownership requirements requires that the prescribed thresholds be attained by the later of (a) December 31, 2013; and (b) three years from the date the individual becomes an officer of AuRico, all of the Company’s executives currently comply with the Company’s policy on minimum equity ownership.

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Share Ownership Position of NEOs(1)

	Eligible Equity Holdings
Name	Number of Units(2)	Value(3) ($)	2012 Base Salary ($)	Required Multiple of Salary	Required Value ($)	Value as Multiple of Salary	Compliant with Policy (✓)
Scott Perry(4)	302,470	$2,286,673	$550,000	3	$1,650,000	4.2x	✓
Peter MacPhail(5)	70,222	$530,878	$341,500	1	$341,500	1.6x	✓
Trent Mell(5)	45,629	$344,955	$345,000	1	$345,000	1.0x	✓

Notes:
(1)	As of April 10. 2013, Messrs Marion and Tremayne have left the Company and therefore no longer have minimum ownership requirements. Ms. Milner is not subject to the minimum ownership requirements.
(2)	Includes Common Shares, DSUs, PSUs (at target) and unvested RSUs.
(3)	Value of equity holdings is calculated as the greater of the initial acquisition value per unit and the 200-day VWAP on the TSX of $7.56.
(4)	Given Mr. Perry’s appointment to CEO in 2012, he has until September 2, 2014 to meet the share ownership requirement.
(5)	Messrs. MacPhail and Mell joined the Company on October 26, 2011 and July 30, 2012, respectively. They each have until three years from their start dates to meet the share ownership requirement.

Current Incentive Plans

The following are summaries of the current equity based plans of the Company as at December 31, 2012.

At the upcoming Meeting, Shareholders will be asked to adopt a resolution approving an omnibus long-term incentive plan of the Company which would have the effect of amending and restating the Company’s stock option plan and deferred share unit plan and implementing a performance share unit plan and restricted share unit plan. For information about the proposed new plans, please see “Part 2 – Business of the Meeting - Part 5 – Approval of Omnibus Long Term Incentive Plan”, which are not reflected in the following summaries.

Stock Options Plan
Eligibility	Officers, directors, employees and consultants of the Company.
Description

A stock option gives the holder the right to purchase a Common Share in the future at a price determined by calculating the Volume Weighted Average Price of the Common Shares on its principal stock exchange for the 5 trading days immediately preceding the grant date. Stock options are only awarded every alternating year, unless they are awarded for:

• special merit for exemplary performance;
• change in position or increase in responsibility; or
• new employees as an inducement, depending on position.
Term	Stock options were granted with a seven year term in 2008 or after, with those granted prior to 2008 having a five year term.
Vesting schedule	Stock option awards vest and become exercisable at a rate of 25% per year for each of the first four years of the term.
When can they be exercised	As stock options vest, they become exercisable.

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Deferred Share Unit Plan
Eligibility	Directors, CEO and EVPs
Description

The purpose of the plan is to provide directors and executive officers of the Company with the opportunity to acquire DSUs in order to allow them to participate in the long-term success of the Company and to promote a greater alignment of interests between its non-employee directors, executive officers and Shareholders. DSU awards are part of the Company’s Long- Term Incentive Program.

Vesting schedule	DSUs awarded to directors and executive officers vest immediately, but are not redeemable until the director or executive officer leaves the Company.
Term	DSUs are redeemed upon cessation of employment or resigning from the Board.

Restricted Share Unit Plan
Eligibility	Officers, directors, employees and consultants of the Company.
Description

The purpose of the plan is to provide executive officers of the Company with the opportunity to acquire RSUs in order to allow them to participate in the long term success of the Company and to promote a greater alignment of interests between its executive officers and Shareholders.

Vesting schedule

Unless the Board of Directors determines otherwise at the time of the award of RSUs, one-third (1/3) of such award of RSUs shall be restricted until the first anniversary of the award, another one-third (1/3) shall be restricted until the second anniversary of the award and the remaining one-third (1/3) shall be restricted until the third anniversary of the award, but shall not exceed three years. Such awards can vest on a cumulative basis of meeting of certain performance conditions. Unless the Board of Directors determines otherwise at the time of the award of RSUs, if the Board of Directors has imposed one or more performance conditions on such RSUs, the award shall be restricted until the satisfaction of the last of such performance conditions.

Term	All RSUs must be redeemed no later than December 31 of the third year following the grant date.
When are they available

Subject to vesting, a lump sum payment in cash equal to the number of RSUs recorded in the Participant’s account on the redemption date multiplied by the Redemption Value per Share (as defined in the RSU Plan), less any applicable withholding taxes.

Employee Share Purchase Plan
Eligibility	Officers, directors, employees and consultants of the Company.
Description

The purpose of the ESPP is to provide officers, directors, employees and consultants the opportunity of becoming an owner in the Company and to invest in the Company. Participants in the ESPP are entitled to contribute up to 10% of their annual base salary to the ESPP. The Company will contribute an amount equal to 75% of a participant’s contribution and the combined contributions will then be used to purchase Common Shares on a quarterly basis. The purchase price per share will be the volume weighted average trading price of the Common Shares on the TSX, for participants residing in Canada, or the NYSE, for participants residing in the United States or other country, for the 5 consecutive trading day period prior to the end of the reporting quarter in respect of which the Common Shares are issued.

Vesting schedule	Shares purchased under the ESPP vest immediately with the participant for whom they were purchased at the time of purchase.
Term	Not applicable.
When are they available	Immediately, at the time of issuance.

Stock Option Plan

The purpose of the Stock Option Plan is to attract and retain superior employees, to provide a strong incentive for employees and consultants to put forth maximum effort for the continued success and growth of the Company and, in combination with these goals, to encourage equity ownership in the Company by its employees and consultants.

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The Stock Option Plan is administered by the Board of Directors. The principal terms of the Stock Option Plan are as follows:

  Under the current plan, directors, officers, employees and consultants of the Company or any subsidiary (“Participants”) are eligible to receive stock option grants (“Options”). Under the proposed Omnibus Long-Term Incentive Plan described on page 17 of this Circular, directors would no longer be entitled to receive stock options.

  The maximum number of Common Shares which may be reserved and set aside for issue under this Stock Option Plan shall not exceed 6% of the Common Shares issued and outstanding from time to time on a non-diluted basis.

  The exercise price of the Options granted under the Stock Option Plan is defined as the 5-day volume weighted average Common Share price on the TSX immediately preceding the grant date.

  Options are exercisable for a maximum period of seven (7) years from the date of grant or such shorter period as may be determined at the time of the grant.

  Options granted under the Stock Option Plan are not assignable.

  Options terminate: (i) if an optionee is dismissed for cause, unvested Options will be terminated immediately and vested Options will expire three (3) months after the date of dismissal; (ii) if an optionee leaves the Company (and its subsidiaries) on his/her own accord, unvested Options will be terminated immediately and vested options will expire three (3) months after the date of departure; (iii) if an optionee is dismissed without cause, Options will vest immediately and will expire three (3) months after the date of dismissal; (iv) if an optionee dies, unvested Options will be terminated immediately and vested Options will expire three (3) months after the date of death; (v) if an optionee ceases to work for the Company by reason of permanent disability or retirement under any retirement plan or policy of the Company, unvested Options will be terminated immediately and vested Options will expire three (3) months after the date of deemed termination of employment.

  Options granted may not vest at a rate faster than over a four (4) year period from the date of grant, in equal instalments on each anniversary of the date of grant, and, in the event of a Change of Control (as defined in the Stock Option Plan) all Options shall vest and be immediately exercisable.

  The Board of Directors has the discretion to provide financial assistance for the purchase of Common Shares on the exercise of Options granted under the Stock Option Plan.

  Subject to the approval of regulatory authorities, the Board may amend certain terms of the Stock Option Plan (or any Option granted thereunder) or may terminate the Stock Option Plan (or any option granted thereunder) provided that: (i) no such action shall, without the consent of the Participant, in any manner adversely affect a Participant’s rights under any Option granted; and (ii) if under the rules and policies of the TSX, or such other principal stock exchange on which the Common Shares are listed, such amendment requires approval by the Shareholders of the Company, such amendment shall not be effective until the Company has obtained such approval. The Board may not re-price stock options.

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The Company has a written policy governing the granting of stock options, which provides, among other things, that stock options will be recommended by the Compensation Committee and granted only by the Board of Directors.

The Compensation Committee and Board of Directors take previous grants to executives into consideration when considering new grants.

As of April 10, 2013, there were 7,418,748 Common Shares which have not been allocated under the Stock Option Plan and remain available for future grant; 21,620,500 Options have been granted and exercised; 3,271,800 Options have been granted and expired; and 7,387,744 Options have been granted but not exercised, representing 3% of the issued and outstanding Common Shares of the Company. As a result, a total of 14,806,492 Common Shares are issuable under the Stock Option Plan, representing 6% of the total issued and outstanding Common Shares of the Company.

The Board approved the Long-Term Incentive Plan on March 22, 2013 which amends and restates the Stock Option Plan, subject to approval by the Shareholders at the Meeting as discussed above in the section entitled “Part 2 – Business of the Meeting – 5. Approval of Omnibus Long-Term Incentive Plan”.

Legacy Stock Option Plans

Upon the acquisition of Capital Gold Corporation on April 8, 2011, the Company converted outstanding Capital Gold options into AuRico options but they remain subject to the Capital Gold Converted Option Plan. Details of the Capital Gold acquisition are available in the Company’s Business Acquisition Report dated June 22, 2011, filed under the Company’s profile at www.sedar.com. There are no options remaining available for future grants under the Capital Gold Converted Option Plan. As of April 10, 2013, there are no options outstanding under the Capital Gold Converted Option Plan.

Upon the acquisition of Northgate Minerals Corporation on October 26, 2011, the Company converted outstanding Northgate options into AuRico options but they remain subject to the Northgate Converted Option Plan. Details of the Northgate acquisition are available in the Company’s Business Acquisition Report dated January 9, 2012, filed under the Company’s profile at www.sedar.com. There are no options remaining available for future grants under the Northgate Converted Option Plan. As of April 10, 2013, 2,626,703 options are outstanding under the Northgate Converted Option Plan, representing 1.1% of the issued and outstanding Common Shares of the Company.

Employee Share Purchase Plan

The ESPP was implemented July 1, 2009, to provide employees and other Participants with the opportunity to become shareholders in the Company. ESPP Participants are entitled to contribute up to 10% of their regular annual base salary to the ESPP and the Company will contribute an amount equal to 75% of the Participant’s contribution. On a quarterly basis, shares are deposited into a Participant’s account. The purchase price per Common Share is the 5-day volume weighted average Common Share price on the TSX immediately preceding the end of the quarter. The maximum number of Common Shares of the Company that may be issued under the plan is 1,250,000 Common Shares, representing approximately 0.5% of the outstanding Common Shares as of April 10, 2013. The number of securities remaining available for future issuance under the ESPP is 785,339, representing 0.3% of the total issued and outstanding Common Shares of the Company as of April 10, 2013.

All Common Shares issued under the ESPP vest immediately. If an ESPP Participant ceases to be a director, officer, employee or consultant of the Company, the ESPP Participant will cease to be entitled to participate in the ESPP, but they will receive all Common Shares credited to their account.

All funds received or held by the Company under the ESPP will be included in the general funds of the Company free of any trust or other restriction, and may be used for any corporate purpose.

There is no limit on the participation of insiders of the Company in the ESPP.

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Deferred Share Unit Plan

The DSU Plan was implemented to further align the interests of DSU Participants with Shareholders’ interests. Directors may elect each year to receive all or part of their annual cash retainer in DSUs. The number of DSUs to be issued will be determined by dividing the amount of the retainer or base salary determined as the basis for the award by the 5-day volume weighted average Common Share price on the TSX immediately preceding the grant date. Each DSU may be redeemed for one Common Share upon the DSU Participant ceasing to hold any position with the Company (whether by termination, retirement or death).

DSUs awarded to directors and executive officers of the Company vest immediately, unless otherwise determined by the Board. Except as required by law, the rights of a DSU Participant may not be assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the DSU Participant.

No modification or amendment to the following provisions of the DSU Plan shall be effective unless and until the Company has obtained the approval of the Shareholders in accordance with the rules and policies of the TSX:

  The number of Common Shares reserved for issuance under the DSU Plan;

  The definition of “Participant” or the eligibility requirements for participating in the DSU Plan, where such amendment would have the potential of broadening or increasing Insider participation;

  The extension of any right of a DSU Participant under the DSU Plan beyond the date on which such right would originally have expired; and

  Amendment provisions of the DSU Plan.

The maximum number of Common Shares that may be (i) issued to insiders of the Company (including directors and officers of the Company) pursuant to the DSU Plan within any one year period, and (ii) issuable to insiders pursuant to the DSU Plan at any time, when combined with all of the Common Shares issuable to insiders pursuant to any other security-based compensation arrangement of the Company, shall not exceed 10% of the total number of outstanding Common Shares of the Company.

The maximum number of Common Shares of the Company that may be issued under the DSU Plan is 1,000,000 Common Shares, representing approximately 0.4% of the outstanding Common Shares as of April 10, 2013. As of April 10, 2013, the number of Common Shares available for future issuance under the DSU Plan is 893,736 representing 0.4% of the issued and outstanding Common Shares of the Company. As of April 10, 2013, 712,945 DSUs have not yet been allocated and remain available for future grant; 106,264 DSUs have been granted and redeemed; and 180,791 DSUs have been granted but not redeemed.

The Board approved the Long-Term Incentive Plan on March 22, 2013 which amends and restates the DSU Plan, subject to approval by the Shareholders at the Meeting as discussed above in the section entitled “Part 2 – Business of the Meeting – Part 5 – Approval of Omnibus Long-Term Incentive Plan”.

Restricted Share Unit Plan

The current RSU plan is cash-settled and thus not subject to Shareholder approval. The number of RSUs credited on an award date is determined by dividing the cash value of the award by the 5-day volume weighted average Common Share price on the TSX immediately preceding the grant date.

Unless the Board of Directors determines otherwise at the time of the award, RSUs shall vest as to one third on the first, second and third anniversary of the award. All RSUs must be redeemed no later than December 31 of the third year following the grant date.

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The Board of Directors may impose one or more performance conditions for vesting although the practice to date has always been for time vesting only.

The Board approved the Long-Term Incentive Plan on March 22, 2013 which includes a new restricted share unit plan, subject to approval by the Shareholders at the Meeting as discussed above in the section entitled “Part 2 – Meeting of the Business – Approval of Omnibus Long-Term Incentive Plan”. Provided such approval is obtained, all future RSU grants will be made under the Long-Term Incentive Plan.

Stock Inducement Awards

Several years ago, the Company granted employment inducement options to new executive officers as inducements to join the Company. Under the TSX Company Manual, such employment inducement options are not subject to Shareholder approval since the number of Common Shares issuable to each recipient of such stock options does not exceed 2% of the Company’s issued and outstanding Common Shares. As of April 10, 2013, 50,000 employment inducement options are outstanding, representing 0.02% of the total issued and outstanding Common Shares of the Company.

Equity Compensation Plan Information

The following table summarizes aggregated information regarding AuRico’s outstanding equity compensation plans as of December 31, 2012:

	Securities to be Issued Upon Exercise of Outstanding Options since the Plan inception (#)	Weighted Ave. Exercise Price of Outstanding Options ($)	Securities Available for Future Issuance Under Equity Compensation Plans (Excl. Securities Reflected in Column (a)) (#)
Plan Category
Equity compensation plans approved by Shareholders:
Stock Option Plan	6,993,568	$8.42	9,945,148
Capital Gold Converted Stock Option Plan	61,543	$5.88	Nil
Northgate Converted Stock Option Plan	2,951,553	$7.99	Nil
Employee Share Purchase Plan(1)	N/A	N/A	848,236
Deferred Share Unit Plan(2)	N/A	N/A	965,581
Equity compensation plans not approved by Shareholders:
Employment Inducement Options(3)	240,000	$6.58	Nil
Performance Share Units(4)	N/A	N/A	N/A
Total	10,246,664	-	11,758,965

Notes:
(1)	The maximum number of Common Shares of the Company that may be issued under the 2009 ESPP is 1,250,000 Common Shares.
(2)	The maximum number of Common Shares of the Company that may be issued under the plan is 1,000,000 Common Shares.
(3)

Under the TSX Company Manual, stock options granted as inducements to new executive officers to join the Company are not subject to Shareholder approval since the number of Common Shares of the Company issuable to each recipient of such stock options does not exceed 2% of the Company’s issued and outstanding Common Shares. No inducement grants have been made over the past three years.

(4)	The Board approved a PSU Plan under the Long-Term Incentive Plan on March 22, 2013, which is subject to Shareholder ratification at the Meeting.

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Termination and Change in Control Benefits

The CEO and each NEO have employment agreements that include provisions covering position, term, duties, employee obligations, compensation (including base salary, bonus and long term incentive), pension, other benefits, vacation, and provisions covering termination for cause, without cause and in the event of a change in control. In addition, the incentive plans summarize the treatment of equity awards upon resignation, termination with cause and retirement.

Change of control agreements are critical to protecting the interests of AuRico shareholders. The potential for a change of control can create uncertainty for employees that may result retention issues or distraction during a critical period. The agreements from time to time to make sure they continue to meet reasonable market standards.

For purposes of these arrangements, a change in control is defined as an acquisition by a third party of at least 50% of the voting shares of AuRico, whether by take-over bid, plan of arrangement, business combination or otherwise.

The following table summarizes the material terms and conditions that apply in most circumstances under current long termincentive plans in the event of the noted separation events.

Separation Event
Compensation Element	Resignation	Termination with Cause	Retirement	Termination without Cause	Change of Control
Salary	Payments cease	Payments cease	Payments cease	30 months - CEO 24 months - EVPs 18 months - SVP, Finance	30 months - CEO 24 months - EVPs(1) 18 months - SVP, Finance(2)
Annual Incentive Bonus	None	None	Pro rate to retirement date	30 months - CEO 24 months - EVPs 18 months - SVP, Finance	30 months - CEO 24 months - EVPs 18 months - SVP, Finance(2)
Stock Options	Unvested options forfeited; 90 day exercise period for vested	Unvested options forfeited; 90 day exercise period for vested	90 day exercise period for vested	Accelerated under terms of current plan	Accelerated under terms of current plan
DSUs	Accelerated under terms of current plan	Unvested grants forfeited; 90 day exercise period for vested	Accelerated under terms of current plan	Accelerated under terms of current plan	Accelerated under terms of current plan

Notes:
(1)

As a result of the Company’s acquisition of Northgate in 2011, where Mr. MacPhail held the position of COO, the Company negotiated retention package with Mr. MacPhail. The retention package included a deferral of his change of control entitlements and offered additional incentives based on milestones related to the construction and start-up of the Young- Davidson mine. As a result, the payment upon a termination without cause or change in control diverges from the above for the 2012 fiscal year and is quantified in the table below.

(2)	Double trigger requirement for the SVP, Finance.

The following table shows the estimated NEO compensation upon a termination without cause or change of control, assuming the event occurred on December 31, 2012.

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Incremental Payments on Termination or Change of Control

Name	Estimated Payment in lieu of Salary ($)	Estimated Payment in lieu of Bonus ($)	Value of Unvested Share- Based Awards(1) ($)	Value of Unvested Option-Based Awards(2) ($)	Total Estimated Payment on Termination or Change of Control ($)
Scott Perry President & Chief Executive Officer	$1,375,000	$1,375,000	$515,667	$340,895	$3,606,562
Peter MacPhail Executive Vice President & Chief Operating Officer	$917,160	$229,454	$132,653	$Nil	$1,279,267
Trent Mell Executive Vice President, Corporate Affairs	$690,000	$690,000	$Nil	$328,000	$1,708,000
Charlene Milner Senior Vice President, Finance	$286,500	$286,500	$Nil	$46,300	$619,300

Notes:
(1)	Calculated as the Common Share price on the TSX on December 28, 2012 (the last trading day of 2012) of $8.19 multiplied by the number of RSUs that would vest upon termination or a change of control.

(2)

Calculated as the Common Share price on the TSX on December 28, 2012 (the last trading day of 2012) of $8.19, less the exercise price, multiplied by the number of in-the-money stock options that would vest upon termination or a change of control.

PART 6: OTHER INFORMATION

Indebtedness of Directors and Executive Officers

As of April 10, 2013, no director, officer or employee of the Company or any of their respective associates, has been indebted, or is presently indebted, to the Company or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

To the knowledge of Management of the Company, no director or executive officer of the Company, no person who beneficially owns, controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares (each of the foregoing being an “Informed Person”), no director or executive officer of an entity that is itself an Informed Person or a subsidiary of the Company, no proposed director of the Company, and no associate or affiliate of the foregoing has any material interest, direct or indirect, in any transaction since the beginning of the Company’s last completed financial year or in any proposed transaction which, in either case, has materially affected or would materially affect the Company or any of its subsidiaries.

Management Contracts

The management functions of the Company and its subsidiaries are not performed to any substantial degree by any person or company other than the directors and executive officers of the Company or its subsidiaries.

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Other Matters

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

Additional Information

Additional information relating to the Company can be found on the Company’s website at www.auricogold.com, on SEDAR at www.sedar.com and on the SEC website at www.sec.gov. Financial information regarding the Company is included in the Company’s 2012 Annual Report which includes the audited consolidated financial statements and management discussion and analysis for the year ended December 31, 2012 and the accompanying auditors’ report. Copies of the Annual Report, as well as additional copies of this Circular, may be obtained from the Company’s website or upon request from the Company at 110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4, Canada.

Approval of Directors

The contents and the sending of this Circular have been approved by the Board of Directors of the Company.

DATED at Toronto, Ontario, this 10th day of April, 2013.

Colin K. Benner
Executive Chairman

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APPENDIX A:
SUMMARY OF 2013 RIGHTS PLAN

The following is a brief summary of the principal terms of the 2013 Rights Plan. All capitalized terms used but not defined herein are defined in the 2013 Rights Plan.

Term

The 2013 Rights Plan will amend and restate the 2010 Rights Plan, effective immediately upon approval of the Rights Plan Resolution, and will expire at the time and on the date that the annual meeting of shareholders to be held in 2016 terminates, subject to earlier termination or expiration of the Rights as set out in the 2013 Rights Plan. If the 2013 Rights Plan is not approved at the Meeting, the 2010 Rights Plan and the outstanding Rights will terminate, and the 2013 Rights Plan will not take effect.

Issuance of Rights

On the Effective Date, August 19, 2010, and upon the terms and subject to the conditions set forth in the 2010 Rights Plan, one right (a “Right”) was issued and attached to each Common Share outstanding and continues to be issued and attached to each Voting Share subsequently issued.

Exercise Price

Until the Separation Time, the "Exercise Price" of each Right is three times the market price, from time to time, of the Common Shares. From and after the Separation Time, the Exercise Price is three times the market price, as at the Separation Time, per Common Share.

Separation Time

The Rights are not exercisable and do not trade separately from their associated Voting Shares until the “Separation Time”. The “Separation Time” is the close of business on the tenth trading day after the earliest of (i) the Stock Acquisition Date, which is the first date of public announcement of facts indicating that a person has become an Acquiring Person; (ii) the date of the commencement of, or first public announcement of the current intent of any person (other than the Company or any Subsidiary of the Company) to commence, a take-over bid (other than a Permitted Bid or a Competing Permitted Bid); and (iii) the date upon which a Permitted Bid or a Competing Permitted Bid ceases to be one. The Separation Time can also be such later date as may from time to time be determined by the Board of Directors.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for the associated Voting Shares issued after the Record Time. From and after the Separation Time, the Rights will be evidenced by separate Rights certificates and will be transferable separately from Voting Shares.

Acquiring Person

An "Acquiring Person" is a person who is the Beneficial Owner (as defined below) of 20% or more of the then outstanding Voting Shares. Excluded from the definition of Acquiring Person are the Company and its subsidiaries and any person who becomes the Beneficial Owner of 20% or more of the then outstanding Voting Shares as a result of one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition or a Pro Rata Acquisition. In general:

(i)

a "Voting Share Reduction" means an acquisition or a redemption by the Company of Voting Shares which, by reducing the number of outstanding Voting Shares, increases the percentage of outstanding Voting Shares Beneficially Owned by any person to 20% or more of the Company's then outstanding Voting Shares;

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(ii)	a "Permitted Bid Acquisition" means an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

(iii)

an "Exempt Acquisition" means an acquisition by a person of Voting Shares: (i) in respect of which the Board of Directors has waived the application of the 2013 Rights Plan; (ii) pursuant to a dividend reinvestment plan; (iii) as a new provision, made as an intermediate step in a series of related transactions in connection with an acquisition by the Company or its subsidiaries of a Person or assets, provided that the Person who acquires such Common Shares distributes or is deemed to distribute such Common Shares to its securityholders within 10 Business Days of the completion of such acquisition, and following such distribution no person has become the Beneficial Owner of 20% or more of the Company's then outstanding Voting Shares; (iv) pursuant to a distribution of Voting Shares and/or Convertible Securities made by the Company (a) to the public pursuant to a prospectus; provided that such person does not thereby become the Beneficial Owner of a greater percentage of Voting Shares so offered than the percentage of Voting Shares Beneficially Owned by such person immediately prior to such distribution, or (b) by way of a private placement; or a securities exchange take-over bid circular or upon the exercise by an individual of Convertible Securities or Voting Shares granted under a share purchase plan or option of the Company or any Subsidiaries, provided that, among other things, such person does not thereby become the Beneficial Owner of Voting Shares equal in number to more than 25% of the Voting Shares outstanding immediately prior to the private placement, take-over bid, stock option plan or share purchase plan, and, in making this determination, the securities to be issued to such person on the private placement, take-over bid, stock option plan or share purchase plan shall be deemed to be held by such person but shall not be included in the aggregate number of Voting Shares outstanding immediately prior to the private placement, take- over bid, stock option plan or share purchase grant; or (v) pursuant to an amalgamation, merger, arrangement, business combination or other similar transaction (statutory or otherwise) that is conditional upon the approval of the shareholders of the Company to be obtained prior to such person acquiring such securities;

(iv)

a "Convertible Security Acquisition" means an acquisition of Voting Shares by a person upon the purchase, exercise, conversion or exchange of Convertible Securities acquired or received by such person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition; and

(v)

a "Pro Rata Acquisition" means (i) an acquisition by a person of Voting Shares as a result of a stock dividend, a stock dividend, stock split or other event in respect of securities of the Company of one or more particular classes or series pursuant to which such person becomes the Beneficial Owner of Voting Shares on the same pro rata basis as all other holders of securities of the particular class, classes or series; or (ii) the acquisition or the exercise by the person of rights to purchase Voting Shares issued by the Company to all holders of securities of the Company of one or more particular classes or series pursuant to a rights offering or pursuant to a prospectus, provided that such rights are acquired directly from the Company and not from any other person and the person does not thereby become the Beneficial Owner of a greater percentage of such Voting Shares than the person’s percentage of Voting Shares Beneficially Owned by such person immediately prior to such acquisition.

Also excluded from the definition of Acquiring Person are underwriters or banking or selling group members acting in connection with a distribution of securities of the Company pursuant to a prospectus or by way of a private placement.

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Beneficial Ownership

In general, a person is deemed to "Beneficially Own" securities actually held by others in circumstances where those holdings are or should be grouped together for purposes of the 2013 Rights Plan. Included are holdings by the person's "Affiliates" and "Associates". Also included are securities that the person or any of the person's Affiliates or Associates has the right to acquire within 60 days (other than customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities and other than pursuant to pledges of securities in the ordinary course of business or (as a new provision) agreements between the Company and any person relating to an amalgamation, merger, arrangement, business combination or other similar transaction (statutory or otherwise) that is conditional upon the approval of the shareholders of the Company to be obtained prior to such person acquiring such securities).

A person is also deemed to Beneficially Own any securities that are Beneficially Owned (as described above) by any other person with which, and in respect of which security, such person is acting jointly or in concert. A person is acting jointly or in concert with any other person who is a party to an agreement, commitment, arrangement or understanding with the first person for the purpose of acquiring or offering to acquire Voting Shares and/or Convertible Securities.

Exclusions from the Definition of Beneficial Ownership

The definition of "Beneficial Ownership" contains several exclusions whereby a person is not considered to Beneficially Own a security. There are exemptions from the deemed Beneficial Ownership provisions for certain institutional shareholders acting in the ordinary course of business and the performance of their duties. These exemptions apply to Investment advisors (for client accounts), trust companies (acting in their capacity as trustees or administrators), pension plans or funds registered under Canadian or U.S. laws, statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies) and administrators or trustees of registered pension plans or funds, provided they are not making, either alone or jointly or in concert with any other person, a Take-Over Bid.

Permitted Lock-Up Agreements

A person will not be deemed to "Beneficially Own" any securities that are the subject of a Permitted LockUp Agreement. A "Permitted Lock-Up Agreement" is an agreement (the "Lock-Up Agreement") between a person and one or more holders of Voting Shares (each a "Locked-Up Person") pursuant to which such Locked-Up Person agrees to deposit or tender Voting Shares to a take-over bid (the "Lock-Up Bid") made or to be made by the person or any of such person's Affiliates or Associates or any other person with which, and in respect of which security, such person is acting jointly or in concert, provided that:

  the terms of such Lock-Up Agreement are publicly disclosed and a copy is made available to the public (including the Company) not later than the date of the Lock-Up Bid or, if the Lock-Up Bid has been made prior to the date on which such Lock-Up Agreement is entered into, not later than the date of such Lock-Up Agreement;

  the Lock-Up Agreement permits such Locked-Up Person to terminate its obligation to deposit or tender to or not to withdraw Voting Shares from the Lock-Up Bid, and to terminate any obligation with respect to the voting of such securities, in order to deposit or tender such securities to another take-over bid or to support another transaction:

  where the price or value of the consideration per Voting Share offered under such other take-over bid or transaction exceeds the price or value of the consideration per Voting Share offered under the Lock-Up Bid, or exceeds by as much as or more than a specified amount ("Specified Amount") the price or value of the consideration per Voting Share at which the Locked-Up Person has agreed to deposit or tender Voting Shares to the Lock-Up Bid, provided that such Specified Amount is not greater than 7% of the price or value of the consideration per Voting Share offered under the Lock-Up Bid; and

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  if the number of Voting Shares offered to be purchased under the Lock-Up Bid is less than 100% of the Voting Shares held by Independent Shareholders (generally, any shareholder other than a person or group who has acquired or is trying to acquire 20% or more of the Voting Shares) where the price or value of the consideration per Voting Share offered under such other take-over bid or transaction is not less than the price or value of the consideration per Voting Share offered under the Lock-Up Bid and the number of Voting Shares to be purchased under such other take-over bid or transaction exceeds the number of Voting Shares that the Offeror has offered to purchase under the Lock-Up Bid, or exceeds by as much as or more than a specified number (the "Specified Number") the number of Voting Shares that the Offeror has offered to purchase under the Lock-Up Bid, provided that the Specified Number is not greater than 7% of the number of Voting Shares offered under the Lock-Up Bid;

and for greater certainty, such Lock-Up Agreement may contain a right of first refusal or require a period of delay to give the Offeror under the Lock-Up Bid an opportunity to match the higher price, value or number in such other take-over bid or transaction, or other similar limitation on a Locked-Up Person's right to withdraw Voting Shares from the Lock-Up Agreement, so long as the limitation does not preclude the exercise by the Locked-Up Person of the right to withdraw Voting Shares in sufficient time to deposit or tender to the other take-over bid or support the other transaction; and

  no "break-up" fees, "top-up" fees, penalties, expenses or other amounts that exceed in the aggregate the greater of the cash equivalent of 2.5% of the price or value of the consideration payable under the Lock-Up Bid to a Locked-Up Person, and 50% of the amount by which the price or value of the consideration payable under another takeover bid or other transaction to a Locked-Up Person exceeds the price or value of the consideration that such Locked-Up Person would have received under the Lock-Up Bid, shall be payable by a Locked-Up Person pursuant to the Lock-Up Agreement in the event that the Locked-Up Bid is not successfully concluded or if any Locked-Up Person fails to deposit or tender Voting Shares to the Lock-Up Bid or withdraws Voting Shares previously deposited or tendered thereto in order to deposit or tender to another take-over bid or support another transaction.

Flip-In Event

A "Flip-In Event" occurs when any person becomes an Acquiring Person. If a Flip-In Event occurs prior to the Expiration Time that has not been waived by the Board (see "Waiver and Redemption", below), each Right (except for Rights Beneficially Owned or which may thereafter be Beneficially Owned by an Acquiring Person, or an Affiliate or Associate of an Acquiring Person, or any person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of such other person, or a transferee of any such person, which Rights will become null and void) shall constitute the right to purchase from the Company, on payment of the Exercise Price, Voting Shares having an aggregate market price equal to twice the Exercise Price, for an amount in cash equal to the Exercise Price, subject to anti-dilution adjustments.

By way of example, if at the time the 2013 Rights Plan is triggered the market price of the Common Shares is $100 and the Exercise Price is $300, an eligible holder of a Right would be entitled to receive, upon payment of $300, a number of Common Shares as have a total market price equal to $600, that is, 6 Common Shares. This represents a 50% discount of the market price.

Permitted Bid Requirements

An Offeror can make a Take-Over Bid and acquire Voting Shares without triggering a Flip-In Event under the 2013 Rights Plan if the Take-Over Bid qualifies as a “Permitted Bid”.

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A “Permitted Bid” is a Take-Over Bid that complies with the following requirements:

a)	it is made by means of a Take-Over Bid circular;

b)	it is made to all holders of Voting Shares as registered on the books of AuRico, other than the person making the Take-Over Bid (the “Offeror”);

c)

it contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified condition that no Voting Shares will be taken up or paid for pursuant to the Take-Over Bid (i) prior to the close of business on the date that is not less than 60 days following the date on which the Take-Over Bid was made and (ii) then only if at such date more than 50% of the aggregate of Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-Over Bid and not withdrawn;

d)

it contains an irrevocable and unqualified condition that unless the Take-Over Bid is withdrawn, Voting Shares may be deposited pursuant to the Take-Over Bid at any time during the period of time between the date of the Take-Over Bid and the date on which Voting Shares may be first taken up and paid for prior to the close of business on the date which is not less than 60 days following the date of the Take-Over Bid; and

e)

it contains an irrevocable and unqualified condition that if, on the date on which Voting Shares may be taken up and paid for under the Take-Over Bid more than 50% of the Voting Shares held by Independent Shareholders have been deposited or tendered pursuant to the Take-Over Bid and not withdrawn, the Offeror will make a public announcement of that fact and the Take-Over Bid will remain open for deposits and tenders of Voting Shares for not less than 10 Business Days from the date of such public announcement.

For purposes of the foregoing, an “Independent Shareholder” is any holder of Voting Shares, other than:

a)	any Acquiring Person;

b)	any Offeror, subject to certain exceptions contained in the 2013 Rights Plan;

c)	certain Affiliates and Associates of such Acquiring Person or Offeror;

d)	any person acting jointly or in concert with such Acquiring Person or Offeror; and

e)

any trustee of any employee benefit plan, deferred profit sharing plan, stock participation plan and any other similar plan or trust for the benefit of employees of AuRico or any of its subsidiaries, unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or direct whether the Voting Shares are to be tendered to a Take-Over Bid.

The requirements of a “Permitted Bid” have been amended under the 2013 Rights Plan to remove the condition that prevents an offeror from making a bid if it possesses information (1) obtained from the Company for the purpose of evaluating a friendly acquisition of the Company, or (2) provided by a person having contractual, fiduciary or other duty to the Company to keep such information confidential, unless it has entered into a confidentiality agreement with the company within 3 months prior to the bid.

A Competing Permitted Bid is a take-over bid that is made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid, except that a Competing Permitted Bid is required to remain open until a date that is no earlier than the later of 35 days following the date of the take-over bid constituting the Competing Permitted Bid, and 60 days after the date on which the earliest Permitted Bid or Competing Permitted Bid which preceded the Competing Permitted Bid was made.

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Redemption

The Rights may be redeemed in certain circumstances:

Redemption of Rights on Approval of Holders of Voting Shares and Rights. The Board of Directors acting in good faith may, with the prior approval of the holders of Voting Shares or Rights, at any time prior to the occurrence of a Flip-In Event that has not been waived, elect to redeem all but not less than all of the outstanding Rights at a redemption price of $0.00001 per Right (the "Redemption Price"), subject to adjustment for anti-dilution as provided in the 2013 Rights Plan.

If such redemption of Rights is proposed at any time prior to the Separation Time, such redemption or waiver shall be submitted for approval to the holders of Voting Shares. Such approval shall be deemed to have been given if the redemption or waiver is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders.

If such redemption of Rights is proposed at any time after the Separation Time, such redemption shall be submitted for approval to the holders of Rights. Such approval shall be deemed to have been given if the redemption is approved by holders of Rights by a majority of the votes cast by the holders of Rights (other than Rights which are Beneficially Owned by any Person who would not qualify as an Independent Shareholder).

Deemed Redemption. If a person who has made a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition in respect of which the Board of Directors has waived or has been deemed to have waived the application of the 2013 Rights Plan consummates the acquisition of the Voting Shares and/or Convertible Securities, the Board of Directors shall be deemed to have elected to redeem the Rights for the Redemption Price.

Redemption of Rights on Withdrawal or Termination of Bid. Where a take-over bid that is not a Permitted Bid Acquisition expires, is withdrawn or otherwise terminates after the Separation Time and prior to the occurrence of a Flip-In Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. Upon the Rights being so redeemed, all the provisions of the 2013 Rights Plan shall continue to apply as if the Separation Time had not occurred and Rights Certificates had not been mailed, and the Separation Time shall be deemed not to have occurred and Rights shall remain attached to the outstanding Voting Shares.

As a new provision, the Company shall not be obligated to make a payment of the Redemption Price to any holder of Rights unless the holder is entitled to receive at least $1.00 in respect of all Rights held by such holder.

Waiver

The Board of Directors may waive the application of the 2013 Rights Plan in certain circumstances:

Discretionary Waiver respecting Acquisition not by Take-over Bid Circular. The Board of Directors may, with the prior approval of the holders of Voting Shares, at any time prior to the occurrence of a Flip-In Event that would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a take-over bid made by means of a take-over bid circular sent to all holders of Voting Shares, waive the application of the 2013 Rights Plan to such Flip-In Event. If the Board of Directors proposes such a waiver it shall extend the Separation Time to a date after the meeting of shareholders but not more than 10 business days thereafter.

If such waiver of Rights is proposed at any time prior to the Separation Time, such waiver shall be submitted for approval to the holders of Voting Shares. Such approval shall be deemed to have been given if the waiver is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders.

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If such waiver of Rights is proposed at any time after the Separation Time, such waiver shall be submitted for approval to the holders of Rights. Such approval shall be deemed to have been given if the waiver is approved by holders of Rights by a majority of the votes cast by the holders of Rights (other than Rights which are Beneficially Owned by any Person who would not qualify as an Independent Shareholder).

Discretionary Waiver respecting Acquisition by Take-over Circular and Mandatory Waiver of Concurrent Bids. The Board may, prior to the occurrence of a Flip-In Event that would occur by reason of an acquisition of Voting Shares pursuant to a take-over bid made by means of a take-over bid circular sent to all holders of Voting Shares, waive the application of the 2013 Rights Plan to such a Flip-In Event, provided that if the Board of Directors waives the application of the 2013 Rights Plan to such a Flip-In Event, the Board of Directors shall be deemed to have waived the application of the 2013 Rights Plan in respect of any other Flip-In Event occurring by reason of any such take-over bid made by means of a take-over bid circular sent to all holders of Voting Shares prior to the expiry of the take-over bid for which a waiver is, or is deemed to have been, granted.

Waiver of Inadvertent Acquisition. The Board may waive the application of the 2013 Rights Plan in respect of the occurrence of any Flip-In Event if (i) the Board of Directors has determined that a person became an Acquiring Person under the 2013 Rights Plan by inadvertence and without any intent or knowledge that it would become an Acquiring Person; and (ii) the Acquiring Person has reduced its Beneficial Ownership of Voting Shares such that at the time of waiver the person is no longer an Acquiring Person.

Supplements and Amendments

The Company may make changes to the 2013 Rights Plan prior to or after the Separation Time to correct any clerical or typographical error or to maintain the validity of the 2013 Rights Plan as a result of any change in any applicable legislation, rules or regulation. The Company may also, by resolution of the Board acting in good faith, make changes to the 2013 Rights Plan prior to the Meeting.

The Company may, with the approval of the holders of Voting Shares, at any time prior to the Separation Time, make changes to, confirm or rescind the 2013 Rights Plan and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such approval shall be deemed to have been given if the change is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders.

The Company may, with the approval of the holders of Rights, at any time on or after the Separation Time, make changes to, confirm or rescind the 2013 Rights Plan and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such approval shall be deemed to have been given if the change is approved by holders of Rights by a majority of the votes cast by the holders of Rights (other than Rights which are Beneficially Owned by any Person who would not qualify as an Independent Shareholder.

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APPENDIX B:
BOARD MANDATE

BOARD OF DIRECTORS MANDATE

1. General

The primary responsibility of the Board of Directors (the “Board”) of AuRico Gold Inc. (the “Corporation”) is to provide governance and stewardship to the Corporation.

Each of the members of the Board shall exercise their business judgment in a manner consistent with their fiduciary duties. In particular, directors are required to act honestly and in good faith, with a view to the best interests of the Corporation and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

The Board discharges its responsibility for supervising the management of the business and affairs of the Corporation by delegating Management of the Corporation to executive officers. The Board relies on executive officers to keep it apprised of all significant developments affecting the Corporation and its operations.

The Board will oversee the Corporation’s systems of corporate governance and financial reporting and controls to ensure that the Corporation reports adequate and fair financial information to shareholders and engages in ethical and legal corporate conduct.

The Board will carry out this mandate directly and through the following Committees of the Board (and such other Committees as it appoints from time to time): the Nominating and Corporate Governance Committee, the Sustainability Committee, the Compensation Committee and the Audit Committee.

2. Appointment and Supervision of Management

The Board will:

  Adopt a succession planning process and participate in the selection, appointment, development, evaluation and compensation of the Chief Executive Officer (“CEO”) and other executive officers.

  Satisfy itself, to the extent feasible, as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the Corporation.

  Develop and approve position descriptions for each of the Chairman of the Board and the CEO, and measure the performance of those acting in such capacities against such position descriptions.

3. Strategic Planning, Risk Management

The Board will:

  Adopt a strategic planning process and review and approve annually a corporate strategic plan which takes into account, among other things, the opportunities and risks facing the business. The Board will include the review and approval of Management’s proposed strategic and operational plans and annual budget, and the monitoring of the Corporation’s performance against both short-term and long-term strategic objectives as well as the annual budget.

  Review and consider for approval all material amendments or departures proposed by Management from established strategy, capital and operating budgets or matters of policy. Review and approve all material transactions and other material matters outside the ordinary course of the Corporation’s business.

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  Confirm that a system is in place to identify and manage the principal risks to the Corporation and its business.

  Review Management’s implementation of appropriate community and environmental stewardship and health and safety management systems, which systems will take into consideration applicable laws, Corporation policies and accepted practices in the mining industry.

  Confirm that processes are in place to address and comply with applicable regulatory matters as well as all significant policies of the Corporation.

4. Financial Reporting and Management

The Board will:

  Approve the Corporation’s financial statements and review and oversee the Corporation’s compliance with applicable audit, accounting and financial reporting requirements.

  Confirm the integrity of the Corporation’s internal control and management information systems.

  Review operating and financial performance results relative to established strategy, budgets and objectives.

5. Stakeholder Communication

The Board will:

  Monitor the effectiveness of the Corporation’s Disclosure Policy, with a view to ensuring that Management has established a system for effective corporate communications including processes for consistent, transparent, accurate, regular and timely public disclosure in compliance with applicable laws and recommended best practices.

  Report annually to shareholders on the Board’s stewardship for the previous year.

  Determine appropriate criteria against which to evaluate corporate performance against stated expectations and ensure that the Corporation has a system in place to receive feedback from stakeholders.

6. Corporate Governance

The Board will:

  Establish an appropriate system of corporate governance including practices to permit the Board to function independently of Management and non-independent directors.

  Establish Committees and approve their respective mandates and the limits of authority delegated to each Committee.

  Determine Board member qualifications.

  Establish appropriate processes for the regular evaluation of the effectiveness of the Board, its chair, all the Committees of the Board and their respective chairs, and all the members of the Board and its Committees.

  Approve the nomination of directors.

  Review the adequacy and form of director compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

  Meet without Management or non-independent directors present.

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  Establish a minimum attendance expectation for Board members in respect of Board and Committee meetings, keeping in mind the principle that the Board believes that all directors should attend all meetings of the Board and each Committee on which he or she sits, and review in advance all the applicable materials for such meetings.

  Review and assess the adequacy of the Committee mandates on an annual basis.

7. Corporate Policies

The Board and its Committees will adopt and annually review policies and procedures designed to ensure that the Corporation, its directors, officers and employees comply with all applicable laws, rules and regulations, and conduct AuRico’s business ethically and with honesty and integrity. Policies the Board will adopt include, without limitation, the following:

  Code of Business Conduct and Ethics, including the Whistleblower Policy

  Disclosure Policy

  Risk Policy

  Authorities & Authorization Policy

  Insider Trading Policy

8. Access to Information and Authority

The Committee will be granted unrestricted access to all information regarding AuRico and all directors, officers and employees will be directed to cooperate as requested by Members of the Committee. The Committee has the authority to retain, at AuRico’s expense, subject to CEO approval, independent legal, financial and other advisors, consultants and experts, to assist the Committee in fulfilling its duties and responsibilities.

9. Review of Mandate

The Nominating and Corporate Governance Committee will annually review and assess the adequacy of this Mandate and recommend any proposed changes to the Board for consideration.

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Any questions and requests for assistance may be directed to AuRico Gold Inc.’s
Proxy Solicitation Agent:

North American Toll-Free Phone:

1-800-254-9280

Banks, Brokers and Collect Calls: 201-806-2222

Toll-Free Fax: 1-888-509-5907

Email: inquiries@phoenixadvisorscst.com